Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

interclick, inc.

at

$9.00 Net Per Share

by

Innsbruck Acquisition Corp.

a wholly-owned subsidiary of

Yahoo! Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT THE END OF THE DAY ON DECEMBER 13, 2011, AT 12:00 MIDNIGHT, NEW YORK CITY TIME, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2011 (the “Merger Agreement”), by and among Yahoo! Inc., a Delaware corporation (“Yahoo!”), Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! and interclick, inc., a Delaware corporation (“interclick”). The Offer is for all issued and outstanding shares of common stock of interclick, par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, upon the terms and subject to the conditions set forth in this Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of interclick’s stockholders, Purchaser will be merged with and into interclick, with interclick surviving the Merger as a wholly-owned subsidiary of Yahoo! (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Yahoo!, Purchaser, interclick or their respective subsidiaries or affiliates or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of interclick has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of interclick and its stockholders, (ii) approved and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable and (iii) recommended to interclick’s stockholders that they accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement. The factors considered by the board of directors of interclick in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of interclick accept the Offer and tender their Shares in the Offer are described in interclick’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of interclick.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the expiration of the Offer, a number of Shares, that, together with the number of Shares then owned by Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, or with respect to which Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis, and no less than a majority of the voting power of the shares of capital stock of interclick then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”). The Minimum Condition is not waivable by Purchaser or Yahoo! without the prior written approval of interclick on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The Offer is also subject to certain other conditions set forth in the Merger Agreement and described in this Offer to Purchase, including, among other conditions, the expiration or early termination of any applicable waiting period or receipt of required clearance, consent, authorization or approval pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described in this Offer to Purchase), and receipt of certain other consents as set forth in the Merger Agreement and described in this Offer to Purchase. See Section 14 — “Conditions of the Offer” of this Offer to Purchase.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is

Georgeson, Inc.

199 Water Street – 26th Floor

New York, New York 10038

Banks and Brokers Call (212) 440-9800

All others call Toll-Free 1.866.391.7007

November 15, 2011

IMPORTANT

Stockholders of interclick desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to Computershare, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility (as defined in the Offer to Purchase), is at the election and risk of the tendering stockholder.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock of interclick, inc. (“interclick”), par value $0.001 per share (the “Shares”)

Price Offered Per Share:	$9.00 net to you in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”)

Scheduled Expiration of Offer:	At the end of day on December 13, 2011, at 12:00 midnight, New York City time, unless extended

Purchaser:	Innsbruck Acquisition Corp. (“Purchaser”), a wholly-owned subsidiary of Yahoo! Inc. (“Yahoo!”)

Merger Agreement:	The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2011 (the “Merger Agreement”), by and among Yahoo!, Purchaser and interclick, pursuant to which, after the completion of the Offer, Purchaser will be merged with and into interclick, with interclick surviving as a wholly-owned subsidiary of Yahoo! (the “Merger”)

interclick Board Recommendation:	The board of directors of interclick has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of interclick and its stockholders, (ii) approved and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable and (iii) recommended to interclick’s stockholders that they accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

The following are some of the questions you, as a stockholder of interclick, may have and Purchaser’s answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, dated November 15, 2011 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”) and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in Offer. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to Georgeson, Inc., the information agent for the Offer (the “Information Agent”) at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our” and “us” refer to Purchaser and Yahoo!.

Who is offering to buy my Shares?

Purchaser’s name is Innsbruck Acquisition Corp. Purchaser is a Delaware corporation and a wholly-owned subsidiary of Yahoo!. Purchaser was formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9 — “Certain Information Concerning Yahoo! and Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the Shares of interclick on the terms and subject to the conditions set forth in the Offer. See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

How much are you offering to pay and in what form of payment?

We are offering to pay $9.00, net to you in cash, without interest and less any applicable withholding tax, for each Share tendered and accepted for payment in the Offer.

What does the board of directors of interclick think of the Offer?

At a meeting held on October 31, 2011, the board of directors of interclick unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of interclick and its stockholders, (ii) approved and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable and (iii) recommended to interclick’s stockholders that they accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement.

See the “Introduction” to this Offer to Purchase and Section 11 — “Background of the Offer; Past Contacts, Negotiations and Transactions with interclick.”

Have any interclick executive officers or directors agreed to tender Shares into the Offer or otherwise to support the Offer and the Merger?

Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn (each a “Supporting Stockholder” and, together, all of the directors and executive officers of interclick), have each entered into tender and support agreements with Purchaser and Yahoo! (the “Support Agreements”). Each Supporting Stockholder has agreed, among other things, to (i) tender (and not withdraw, except under certain circumstances) all Shares beneficially owned by such Supporting Stockholder as of the date of the Support Agreement (excluding shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer (“Restricted Shares”) or unvested or unexercised options to acquire Shares) and any Shares issued to or otherwise acquired or owned by such Supporting Stockholder thereafter in the Offer and (ii) support the Merger and the other transactions contemplated by the Merger Agreement and to not exercise any appraisal rights under Delaware law in connection with the Merger.

Each Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Supporting Stockholder in connection therewith and (iv) the mutual written consent of the parties thereto. As of November 11, 2011, an aggregate of 4,766,675 Shares (representing approximately 18.9% of the Shares outstanding) are subject to the Support Agreements, consisting of 1,455,510 Shares (representing approximately 5.8% of the Shares outstanding), 821,290 Restricted Shares (representing approximately 3.3% of the Shares outstanding) and 2,489,875 Shares underlying stock options (representing approximately 9.9% of the Shares outstanding). See the “Introduction” to this Offer to Purchase and Section 13 — “Summary of Merger Agreement and Other Agreements.”

What is the market value of my Shares as of a recent date?

On October 31, 2011, the last trading day before Yahoo! and Purchaser announced the execution of the Merger Agreement, the closing price of interclick’s common stock reported on the NASDAQ Global Market

(“NASDAQ”) was $7.40 per Share. On November 14, 2011, the last full day before commencement of the Offer, the closing price of interclick’s common stock reported on NASDAQ was $8.98 per Share. Purchaser advises you to obtain a recent quotation for interclick’s common stock in deciding whether to tender your Shares. See Section 6 — “Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. Purchaser has arranged for sufficient funds, including the receipt of funds from Yahoo!, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. The Offer is not subject to any financing condition. See Section 10 — “Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender in the Offer?

No. Yahoo!’s and Purchaser’s financial condition is not relevant to your decision to tender Shares in the Offer because (i) the Offer is being made for all outstanding Shares, (ii) the form of payment consists solely of cash, (iii) the Offer is not subject to any financing condition and (iv) Purchaser has arranged for sufficient funds, including the receipt of funds from Yahoo!, to pay for all Shares tendered and accepted for payment in the Offer and to provide funding for the Merger, which is expected to follow the completion of the Offer. See Section 10 — “Source and Amount of Funds.”

How long do I have to decide whether to tender in the Offer?

Unless Purchaser extends the expiration date of the Offer, you will have until the end of the day on December 13, 2011, at 12:00 midnight, New York City time, to tender your Shares in the Offer (such initial or extended expiration date in accordance with the terms of the Merger Agreement and applicable law, the “Expiration Date”). If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” and Section 3 — “Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Purchaser’s ability to extend the Offer is subject to the terms of the Merger Agreement and applicable law. If on or prior to the Expiration Date (or any extension thereof), any of the conditions to the Offer have not been satisfied or waived, Purchaser has agreed to extend the Offer to permit the satisfaction of such conditions. Purchaser is not required to extend the Offer beyond April 30, 2012 except if, as of such date, all of the conditions to the Offer have been satisfied or waived other than the expiration or termination of any applicable waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”) or receipt of any required clearance, consent, authorization or approval related thereto, in which case, if so elected by Purchaser or interclick, Purchaser will extend the Offer for certain additional limited periods but in no event to a date later than June 30, 2012. See Section 1 — “Terms of the Offer” for additional information.

Will you provide a subsequent offering period?

Purchaser may, in its sole discretion, elect to provide a “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended, following Purchaser’s acceptance for payment of Shares in the Offer. The subsequent offering period may be up to 20 business days in the aggregate.

Although Purchaser reserves its right to provide a subsequent offering period, it does not currently intend to provide a subsequent offering period. During any subsequent offering period, if Purchaser provides one, you would be permitted to tender, but not withdraw, your Shares and receive $9.00 per Share, net to you in cash, without interest and, less any applicable withholding tax. See Section 13 — “Summary of the Merger Agreement and Other Agreements” and Section 1 — “Terms of the Offer.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If Purchaser extends the Offer or provides a subsequent offering period, Purchaser will inform Computershare, the depositary for the Offer (the “Depositary”), and notify the interclick stockholders by making a public announcement of an extension or a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was then scheduled to expire. See Section 1 — “Terms of the Offer.”

What is the Minimum Condition?

Purchaser is not obligated to purchase any Shares in the Offer unless there has been validly tendered in the Offer and not properly withdrawn before the expiration of the Offer a number of Shares that, when counted together with the Shares beneficially owned by Yahoo! or Purchaser, if any, represents (i) at least a majority of the Shares outstanding on a fully diluted basis and (ii) not less than a majority of the voting power of the outstanding shares of capital stock of interclick entitled to vote in the election of directors or upon the adoption of the Merger Agreement, in each case on a fully diluted basis (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”).

What are the most significant conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, Purchaser is not obligated to purchase any Shares that are validly tendered in the Offer unless, among other things:

•	any applicable waiting period pursuant to the HSR Act has expired or terminated or required clearance, consent, authorization or approval has been received;

•

each outstanding interclick warrant to purchase Shares has been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger;

•

there are no lawsuits, actions or proceedings pending by any governmental entity, the outcome of which would reasonably be expected to (i) prohibit or delay the purchase of Shares in the Offer or the Merger, (ii) restrain, prohibit or impose material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (iii) prohibit, restrain or impose material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger;

•

there is no law, regulation or order by a governmental entity or court that (i) prohibits or delays the purchase of Shares in the Offer or the Merger, (ii) restrains, prohibits or imposes material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (iii) prohibits, restrains or imposes material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger;

•

the representations and warranties of interclick in the Merger Agreement are true and correct except as would not have a material adverse effect on interclick, or in some cases in all material respects, as of the date of the Merger Agreement and the Expiration Date;

•	the material covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer are performed in all material respects or waived;

•

no change, event, effect, occurrence or development, individually or in the aggregate, has occurred that has had or would reasonably be expected to have a material adverse effect on interclick and its subsidiaries taken as a whole (subject to certain exceptions as set forth in the Merger Agreement and described in this Offer to Purchase); and

•	the Merger Agreement has not been terminated in accordance with its terms.

The Offer is also subject to certain other conditions. See Section 14 — “Conditions of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to the Depositary, before the Offer expires. If your Shares are held in street name, your Shares can be tendered by your broker or other nominee through the Depositary. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three-trading-day period or your Shares will not be validly tendered. See Section 3 — “Procedure for Tendering Shares.”

Can holders of vested stock options participate in the Offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable interclick stock option plan and tender the Shares received upon the exercise in accordance with the terms of the Offer. Pursuant to the Merger Agreement and after giving effect to any accelerated vesting that occurs solely as a result of the Merger, each vested stock option that is outstanding and unexercised immediately prior to the effective time of the Merger and was granted under any stock option or other equity plan of interclick, will be cancelled and each holder of any such cancelled stock option will be entitled to receive an amount in cash, subject to any applicable withholding or other tax, equal to (i) the total number of vested Shares subject to such stock options immediately prior to such cancellation multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such stock option immediately prior to such cancellation. However, to the extent the per share exercise price for the Shares that would have been issuable upon exercise of such stock option is greater than the Offer Price, the stock option will be terminated and cancelled at the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

What if I have unvested stock options?

Unvested stock options may not be tendered in the Offer. The vesting of unvested options held by non-employee directors and employees who do not receive an offer of employment from Yahoo! or an affiliate of Yahoo! will be fully accelerated immediately prior to the Merger and such options will be treated as fully vested options for the purposes of the Merger. Pursuant to the Merger Agreement and after giving effect to any accelerated vesting that occurs solely as a result of the Merger, each stock option that is outstanding and unvested immediately prior to the effective time of the Merger and is held by an individual who, after the effective time of the Merger, is not an employee of Yahoo! or an affiliate of Yahoo!, will be cancelled immediately prior to the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. All unvested stock options that are outstanding immediately prior to the effective time of the Merger and held by an individual who, after the effective time of the Merger, is an employee of Yahoo! or an affiliate of Yahoo! will be assumed by Yahoo! in a manner compliant, in all material respects, with Sections 424(a) and 409A of the Internal Revenue Code of 1986, as amended and in accordance with the terms of the Merger Agreement. Each assumed stock option will, following the effective time of the Merger, be exercisable on substantially the same terms and conditions as in effect at the effective time, for such number of shares of Yahoo! common stock that equals (i) the number of shares of interclick common stock subject to such stock option as of the effective time of the Merger multiplied by (ii) the quotient obtained by dividing (a) the Offer Price by (b) the average closing sales price for a share of Yahoo! common stock on NASDAQ for the 20 consecutive trading days ending with and including, the trading day that is two trading days prior to the date of the Merger (such quotient, the “Equity Exchange Ratio”), rounded down to the nearest whole number. The exercise price per share of each such assumed stock option will equal the per share exercise price set forth at the effective time in the Merger in the applicable option agreement divided by the Equity Exchange Ratio, rounded up to the nearest whole cent. See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

What if I have Restricted Shares?

Restricted Shares may not be tendered in the Offer. Pursuant to the Merger Agreement, Restricted Shares outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash equal to the Offer Price (the same per Share price that will be paid for all other Shares converted in the Merger), with such payment to be paid to the holder of such Restricted Shares in accordance with the vesting schedule applicable to such Restricted Shares, without interest and subject to any applicable withholding or other taxes. See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

What if I have warrants?

Upon the effective time of the Merger, each warrant to purchase Shares that is outstanding immediately prior to the effective time of the Merger, and not otherwise exercised or expired, will be terminated. Neither the surviving corporation nor Yahoo! will assume any interclick warrant. Following the effective time of the Merger, no interclick warrant will remain outstanding and, except as set forth in the preceding sentence, you will not have the right to receive any consideration from interclick, Yahoo!, or the surviving corporation upon the exercise or conversion of such warrant or otherwise in respect thereof. As a condition to the Offer, each outstanding warrant to purchase Shares must have been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger.

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, unless we accepted your Shares for payment as provided in this Offer to Purchase, you may also withdraw such Shares at any time after January 13, 2012. This right to withdraw will not apply to any subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary, while you still have the right to withdraw the Shares. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4 — “Withdrawal Rights.”

If the Offer is consummated, will interclick continue as a public company?

After completion of the Merger, Yahoo! will own all of the outstanding capital stock of interclick and interclick’s common stock will no longer be publicly owned. Before the Merger, if Purchaser purchases all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through NASDAQ or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, interclick may cease making filings with the Securities and Exchange Commission (the “SEC”) or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer, interclick has agreed to elect “controlled company” status for purposes of the NASDAQ rules, which means that interclick would be exempt from the requirement that interclick’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of interclick’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of interclick’s board of directors. See Section 7 — “Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If Purchaser accepts for payment and pays for Shares in the Offer, Yahoo! is required to merge Purchaser with and into interclick, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and interclick’s certificate of incorporation and bylaws and a vote of interclick’s stockholders, if a vote is required. interclick will be the surviving corporation in the Merger and will become a wholly-owned subsidiary of Yahoo!. In the Merger, interclick stockholders who did not tender their Shares will receive $9.00 per share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If Purchaser acquires at least 90% of the issued and outstanding Shares in the Offer, including in any subsequent offering period or, after completion of the Offer, upon exercise of the Top-Up Option (as defined below) or through other means, such as open market purchases, Yahoo! may be able to effect the Merger without a special meeting or an action by written consent of interclick’s stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger pursuant to the applicable provisions of the Delaware General Corporation Law (the “DGCL”), if those rights are perfected. See the “Introduction” to this Offer to Purchase and Section 12 — “Purpose of the Offer; Plans for interclick after the Offer and the Merger” and Section 13 — “Summary of the Merger Agreement and Other Agreements.”

What is the Top-Up Option and when could it be exercised?

If Purchaser does not acquire at least 90% of the issued and outstanding Shares in the Offer, Purchaser has the option (the “Top-Up Option”), subject to limitations, to purchase from interclick a number of additional Shares sufficient to cause Purchaser to own more than 90% of the Shares then outstanding, taking into account those shares issued upon the exercise of the Top-Up Option, which Purchaser may exercise immediately following consummation of the Offer, if necessary. The purpose of the Top-Up Option is to permit Purchaser to complete the Merger without a special meeting or an action by written consent of interclick’s stockholders, pursuant to the “short-form” merger provisions of the DGCL. Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if Purchaser acquires less than 90% of the issued and outstanding Shares in the Offer.

See Section 13 — “Summary of the Merger Agreement and Other Agreements” for a more detailed description of the Top-Up Option.

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights pursuant to the DGCL, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights pursuant to the DGCL. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if as a result of the purchase of Shares in the Offer, the Shares no longer meet the guidelines for continued listing on NASDAQ, the quotation for the Shares on NASDAQ may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In addition, interclick may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

After completion of the Offer, interclick has agreed to elect “controlled company” status for purposes of the applicable NASDAQ rules which means that interclick would be exempt from the requirement that interclick’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee and the Nominating and Corporate Governance Committee of interclick’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of interclick’s board of directors. See the “Introduction” to this Offer to Purchase and Section 7 — “Effect of the Offer on the Market for Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Has Yahoo! entered into compensation arrangements with interclick’s executive officers or other employees?

Yahoo! has extended employment offer letters to Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila and Joseph Blodgett, pursuant to which these executive officers or other key employees will be entitled to materially the same base salaries and similar compensation opportunities as in effect prior to the Merger and other employee benefits arrangements consistent with those provided by Yahoo! to similarly situated employees. Pursuant to his employment offer letter, Michael Katz will also be entitled to severance benefits upon a termination of employment without “cause” or for “good reason” (each as defined in the offer letter). Michael Katz has otherwise waived his right to severance and accelerated vesting under his employment agreement with interclick by entering into a waiver agreement with interclick that will be assumed by Yahoo!. In addition, pursuant to separate waiver agreements between each of Andrew Katz, Jason Lynn and David Myers and interclick, such persons will be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (each as defined in such waiver agreements) but otherwise will not be eligible for any other severance benefits provided under each person’s employment agreement with interclick. Yahoo! also expects to assume the employment agreement entered into between interclick and Keith Kaplan which provides accelerated vesting and a retention bonus upon completion of the Merger and certain severance benefits upon a termination of employment without “cause” or for “good reason” (each as defined in the employment agreement) following the completion of the Merger. See below and Section 13 — “Summary of Merger Agreement and Other Agreements.”

In addition, Yahoo! expects to offer new employment arrangements to certain other executive officers or employees of interclick. These employment arrangements are subject to negotiation, have not been specifically discussed by Yahoo! with these other executive officers or employees and are expected to provide for compensation materially consistent with the existing arrangements. There can be no assurances that any parties will reach agreement on the terms of such employment arrangements.

Who can I talk to if I have questions about the Offer?

You may contact the Information Agent for the Offer at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase.

What are the material U.S. federal income tax consequences of tendering my Shares?

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States (“U.S.”) federal income tax purposes. In general, a U.S. stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will recognize gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and such stockholder’s tax basis in the Shares sold or exchanged. In general, a non-U.S. stockholder that sells Shares pursuant to the Offer or receives cash in exchange for Shares pursuant to the Merger will not be subject to U.S. federal income tax in respect of such sale of Shares or receipt of cash, unless such stockholder has certain connections to the U.S. A summary of certain material U.S. federal income tax consequences of the Offer and the Merger is included in Section 5 — “Certain Material U.S. Federal Income Tax Consequences.” You should consult your tax advisor about the tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of participating in the Offer and the Merger in light of your particular circumstances. See Section 5 — “Certain Material U.S. Federal Income Tax Consequences” for further details.

To the Holders of interclick, inc. Common Stock:

INTRODUCTION

Innsbruck Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Yahoo! Inc., a Delaware corporation (“Yahoo!”), is making an offer to purchase all issued and outstanding shares of common stock of interclick, inc., a Delaware corporation (“interclick”), par value $0.001 per share (the “Shares”), at a price of $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax (such price, or any different price per Share as may be paid in the Offer (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Unless Purchaser extends the expiration date of the Offer in accordance with the terms of the Merger Agreement and applicable law, the Offer and withdrawal rights will expire at the end of the day on December 13, 2011, at 12:00 midnight, New York City time (such initial or extended expiration date in accordance with the terms of the Merger Agreement and applicable law, the “Expiration Date”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 31, 2011 (the “Merger Agreement”), by and among Yahoo!, Purchaser and interclick. Pursuant to the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), Purchaser will be merged with and into interclick, with interclick surviving the Merger as a wholly-owned subsidiary of Yahoo! (the “Merger”). At the effective time of the Merger, each Share then outstanding (other than Shares owned by Yahoo!, Purchaser, interclick or their respective subsidiaries or affiliates or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest.

The board of directors of interclick has, upon the terms and subject to the conditions set forth in the Merger Agreement, unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are fair to and in the best interests of interclick and its stockholders, (ii) approved and declared the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, advisable and (iii) recommended to interclick’s stockholders that they accept the Offer and tender their Shares in the Offer and, if required by applicable law, vote for the adoption of the Merger Agreement and thereby approve the Merger and the other transactions contemplated by the Merger Agreement (the “interclick Board Recommendation”). The factors considered by the board of directors of interclick in arriving at its decision to approve the Merger Agreement, the Offer and the Merger and to recommend that stockholders of interclick accept the Offer and tender their Shares in the Offer are described in interclick’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which will be filed with the Securities and Exchange Commission (the “SEC”) and will be mailed to stockholders of interclick.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the Expiration Date, a number of Shares, that, together with the number of Shares then owned by Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, or with respect to which Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, has sole voting power, represents at least a majority of the Shares outstanding on a fully diluted basis and no less than a majority of the voting power of the shares of capital stock of interclick then outstanding on a fully diluted basis and entitled to vote upon the adoption of the Merger Agreement (excluding from the number of tendered Shares, but not from the number of outstanding Shares, Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) (collectively, the “Minimum Condition”). The Minimum Condition is not waivable by Purchaser or Yahoo! without the prior written approval of interclick on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) or receipt of any required clearance, consent, authorization or approval related thereto, (ii) the receipt of an amendment to each outstanding warrant to purchase Shares has been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger, (iii) the absence of any lawsuits, actions or proceedings pending by any governmental entity, the outcome of which would reasonably be expected to (a) prohibit or delay the purchase of Shares in the Offer or the Merger, (b) restrain, prohibit or impose material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (c) prohibit, restrain or impose material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger, (iv) the absence of any law, regulation or order by a governmental entity or court that (a) prohibits or delays the purchase of Shares in the Offer or the Merger, (b) restrains, prohibits or imposes material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (c) prohibits, restrains or imposes material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger, (v) the absence of any representations and warranties of interclick in the Merger Agreement being true and correct except as would not have a material adverse effect on interclick, or in some cases in all material respects, as of the date of the Merger Agreement and the Expiration Date, (vi) the material covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer having been performed in all material respects or waived, (vii) there being no change, event, effect, occurrence or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on interclick and its subsidiaries taken as a whole (subject to certain exceptions as set forth in the Merger Agreement and described in this Offer to Purchase) and (viii) there being no termination of the Merger Agreement in accordance with its terms. The Offer is also subject to certain other conditions. See Section 14 — “Conditions of the Offer.”

interclick has informed Purchaser that, as of November 11, 2011, there were (i) 25,260,987 Shares issued and outstanding, including 880,456 shares subject to a right of repurchase, risk of forfeiture or restrictions on transfer (“Restricted Shares”), and no Shares held in treasury of interclick, (ii) 670,494 Shares issuable pursuant to outstanding interclick warrants and (iii) 5,792,458 Shares issuable pursuant to outstanding interclick stock option grants. As of November 11, 2011, none of Yahoo!, Purchaser or any of their affiliates beneficially owned any shares (except for Shares that may be deemed to be beneficially owned as a result of the Support Agreements (as defined and described below). Based upon the foregoing, assuming that no Shares, options to acquire Shares, warrants to purchase Shares or any other rights to acquire Shares were issued after November 11, 2011, the Minimum Condition would be satisfied if 15,861,971 Shares were validly tendered and not properly withdrawn in the Offer. The actual number of Shares required to be validly tendered and not properly withdrawn to satisfy the Minimum Condition will depend in part upon the actual number of Shares outstanding on the date and time that the Purchaser accepts Shares for payment pursuant to the Offer, including upon the exercise of options or warrants between November 11, 2011 and the date and time that the Purchaser accepts Shares for payment pursuant to the Offer, as well as the number of Shares that have been tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee. If the Minimum Condition is satisfied and Purchaser accepts for payment the Shares tendered in the Offer, Purchaser will be able to designate directors constituting a majority of interclick’s board of directors. See Section 12 — “Purpose of the Offer; Plans for interclick after the Offer and the Merger” and Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn (each a “Supporting Stockholder” and, together, all of the directors and executive officers of interclick), have each entered into tender and support agreements with Purchaser and Yahoo!, dated as of October 31, 2011 (the “Support Agreements”). Each Supporting Stockholder has agreed, among other things, to (i) tender (and not withdraw, except under certain circumstances) all Shares beneficially owned by such Supporting Stockholder as of the date of the Support Agreement (excluding Restricted Shares or unvested or unexercised options to acquire Shares) and any Shares issued to or otherwise acquired or owned by such Supporting Stockholder thereafter in the Offer and (ii) support the Merger and the other transactions contemplated by the Merger Agreement and to not exercise any appraisal rights under Delaware law in connection with the Merger. Each Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Supporting Stockholder in connection therewith and (iv) the mutual written consent of the parties thereto. As of November 11, 2011, an aggregate of 4,766,675 Shares (representing approximately 18.9% of the Shares outstanding) are subject to the Support Agreements, consisting of 1,455,510 Shares (representing approximately 5.8% of the Shares outstanding), 821,290 Restricted Shares (representing approximately 3.3% of the Shares outstanding) and 2,489,875 Shares underlying stock options (representing approximately 9.9% of the Shares outstanding). See the “Introduction” to this Offer to Purchase and Section 13 — “Summary of Merger Agreement and Other Agreements.”

Yahoo! has extended employment offer letters to each of Michael Katz, Andrew Katz, Jason Lynn and David Myers. The following summary of certain provisions of the employment offer letters is qualified in its entirety by reference to the employment offer letters, which are incorporated herein by reference and copies of which are filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as exhibits. Stockholders and other interested parties should read the employment offer letters for a more complete description of the provisions summarized below.

Each employment offer letter generally replaces the person’s existing employment agreement with interclick and provides the executive with materially the same base salary and annual incentive opportunity (under Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. The employment offer letters provide for the following positions with Yahoo! effective upon the completion of the Merger: (i) Michael Katz, Vice President II, Sales, (ii) Andrew Katz, Vice President I, Engineering, (iii) Jason Lynn, Vice President I, Product Management and (iv) David Myers, Vice President I, Business Operations. In addition:

•	Michael Katz’s employment offer letter provides for severance benefits upon a termination of employment without “cause” or for “good reason” (each as defined in the employment offer letter).

•

The employment offer letter for each of Andrew Katz, Jason Lynn and David Myers provides for a sign-on bonus contingent upon to the person’s continued employment with Yahoo! for a twelve-month period following the Merger.

•

Each of Andrew Katz, Jason Lynn and David Myers entered into an Acknowledgment and Waiver Agreement with interclick pursuant to which the vesting of any equity awards assumed by Yahoo! in the Merger will accelerate in full upon a termination of employment without “cause” (as defined in such agreement) by Yahoo!.

•	Michael Katz entered into an Acknowledgment and Waiver Agreement with interclick pursuant to which Mr. Katz has waived severance and accelerated vesting rights.

Yahoo! has also extended employment offer letters to each of Michael Marvul, Andrew Greenberg, Jake Dell’Aquila and Joseph Blodgett. These offer letters are contingent upon and effective after the completion of the Merger and provide materially the same base salary and annual target incentive opportunity (under Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger along with standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits.

Further, Keith Kaplan is expected to become an employee of Yahoo! following the Merger and Yahoo! is expected to assume the employment agreement effective as of October 24, 2011 between interclick and Keith Kaplan. Under that employment agreement, Keith Kaplan is entitled to receive immediate vesting acceleration of

25% of his outstanding Restricted Shares and a $650,000 lump sum cash bonus upon completion of the Merger. Keith Kaplan will also be entitled to receive a cash lump sum amount equal to 12 months’ of his base salary and to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” or for “good reason” (each as defined in the employment agreement).

The foregoing summary of certain provisions of the Acknowledgment and Waiver Agreements between interclick and each of Andrew Katz, Jason Lynn, David Myers and Michael Katz and the employment agreement effective as of October 24, 2011 between interclick and Keith Kaplan is qualified in its entirety by reference to the relevant agreements. Copies of all agreements referenced in this paragraph are included as exhibits to interclick’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to the interclick stockholders.

Yahoo! expects to offer new employment arrangements to certain other executive officers or employees of interclick. These employment arrangements are subject to negotiation, have not been specifically discussed by Yahoo! with these other executive officers or employees and are expected to provide for compensation materially consistent with the existing arrangements. There can be no assurances that any parties will reach agreement on the terms of such employment arrangements. In addition, in accordance with the Merger Agreement, interclick has agreed to grant restricted stock units valued, in the aggregate, at up to $4 million based upon the Offer Price, on terms and conditions acceptable to Yahoo!, allocated among such interclick employees (none of whom are officers), in such allocations as agreed to between interclick and Yahoo!, such grants to be effective as of immediately prior to the effective time of the Merger.

Completion of the Merger is subject to certain conditions, including adoption of the Merger Agreement and approval of the Merger by the holders of a majority of the outstanding Shares, if required by applicable law. If Purchaser holds at least 90% of the outstanding Shares after completion of the Offer, including Shares acquired during any “subsequent offering period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and/or Shares acquired upon exercise of the Top-Up Option (as defined below), Purchaser will merge with and into interclick pursuant to the “short-form” merger provisions of the Delaware General Corporation Law (the “DGCL”) without prior notice to, or any action by, any other stockholder of interclick. See Section 12 — “Purpose of the Offer; Plans for interclick after the Offer and the Merger.” Pursuant to the Merger Agreement, interclick irrevocably granted to Purchaser a non-transferable, non-assignable option (the “Top-Up Option”), which Purchaser may exercise immediately following consummation of the Offer, if necessary, to purchase, at a price per share equal to the Offer Price, additional newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option. Purchaser will pay the aggregate par value of the Shares issued in the Top-Up Option in cash and the balance of the aggregate price for the Top-Up Option will be paid by delivery to interclick of a promissory note, bearing interest at the rate of interest per annum equal to the prime lending rate as published in The Wall Street Journal. The promissory note will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. The Top-Up Option is not exercisable for a number of Shares in excess of interclick’s then total authorized and unissued Shares. Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if Purchaser acquires less than 90% of the outstanding Shares in the Offer. Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases. In any event, if Purchaser acquires at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement, Yahoo! and Purchaser will effect the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL and stockholders who have not sold their Shares in the Offer will have their Shares (other than Shares owned by Yahoo!, Purchaser, interclick or their respective subsidiaries or affiliates or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) converted into the right to receive the Offer Price, without interest. Pursuant to the Merger Agreement, Purchaser and interclick will take all necessary and appropriate action to cause the Merger to become effective, as promptly as practicable following the consummation of the Offer, without action of the stockholders of interclick (other than Purchaser). See Section 12 — “Purpose of the Offer; Plans for interclick after the Offer and the Merger” and Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Certain material United States (“U.S.”) federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5 — “Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. The tax consequences to holders of options of exercising those securities are not described under Section 5 — “Certain Material U. S. Federal Income Tax Consequences.” Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. Pursuant to the Merger Agreement and after giving effect to any accelerated vesting that occurs solely as a result of the Merger (including accelerated vesting of options held by non-employee directors and employees who do not receive an offer of employment from Yahoo! or an affiliate of Yahoo!), each vested stock option that is outstanding and unexercised immediately prior to the effective time of the Merger will be cancelled and each holder of any such cancelled stock option will be entitled to receive an amount in cash, without interest and subject to any applicable withholding or other tax, equal to (i) the total number of vested Shares subject to such stock options immediately prior to such cancellation multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to the stock option immediately prior to such cancellation. However, to the extent the per share exercise price for the Shares that would have been issuable upon exercise of such stock option is greater than the Offer Price, the stock option will be terminated and cancelled at the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. In addition, in the Merger, each stock option that is outstanding and unvested immediately prior to the effective time of the Merger (after giving effect to any accelerated vesting attributable solely to the completion of the Merger) and is held by an individual who, after the effective time of the Merger, is not an employee of Yahoo! or an affiliate of Yahoo!, will be cancelled immediately prior to the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. All unvested, unexpired and unexercised stock options that are outstanding immediately prior to the effective time of the Merger and held by an individual who, after the effective time of the Merger, is an employee of Yahoo! or an affiliate of Yahoo!, will be assumed by Yahoo! in a manner compliant with Sections 424(a) and 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and in accordance with the terms of the Merger Agreement. Each assumed stock option will, following the effective time of the Merger, be exercisable on substantially the same terms and conditions as in effect at the effective time, for such number of shares of Yahoo! common stock that equals (i) the number of shares of interclick common stock subject to such stock option as of the effective time of the Merger multiplied by (ii) the quotient obtained by dividing (a) the Offer Price by (b) the average closing sales price for a share of Yahoo! common stock on the NASDAQ Global Market (“NASDAQ”) for the 20 consecutive trading days ending with, and including, the trading day that is two trading days prior to the date of the Merger (such quotient, the “Equity Exchange Ratio”), rounded down to the nearest whole number. The exercise price per share of each such assumed stock option will equal the per share exercise price set forth at the effective time in the Merger in the applicable option agreement divided by the Equity Exchange Ratio, rounded up to the nearest whole cent.

Restricted Shares may not be tendered in the Offer. Pursuant to the Merger Agreement, Restricted Shares outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash equal to the Offer Price (the same per Share price that will be paid for all other Shares converted in the Merger), with such payment to be paid to the holder of such Restricted Shares in accordance with the vesting schedule applicable to such Restricted Shares, without interest and subject to any applicable withholding or other taxes. Restricted stock units of interclick, to the extent outstanding, may not be tendered in the Offer. Pursuant to the Merger Agreement, each award of restricted stock units outstanding immediately prior to the effective time of the Merger will be assumed by Yahoo! and converted into a new award of restricted stock units covering a number of shares of Yahoo! common stock equal to the product of (rounded down to the next whole number) (i) the number of Shares covered by such award immediately prior to the effective time of the Merger and (ii) the Equity Exchange Ratio. See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Tendering stockholders whose Shares are registered in their own names and who tender directly to Computershare, the depositary for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. Purchaser will pay all fees and expenses incurred in connection with the Offer by the Depositary and Georgeson, Inc., the information agent for the Offer (the “Information Agent”). See Section 16 — “Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1.	Terms of the Offer

Upon the terms and subject to the conditions of the Offer, Purchaser will accept for payment and pay $9.00 per Share, net to the seller in cash, without interest and less any applicable withholding tax, for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” Unless Purchaser extends the Expiration Date in accordance with the terms of the Merger Agreement and applicable law, the Offer and withdrawal rights will expire at the end of the day on December 13, 2011, at 12:00 midnight, New York City time. Subject to the terms of the Merger Agreement and applicable law, Purchaser may extend the Offer by giving oral or written notice of the extension to the Depositary and publicly announcing such extension by issuing a press release no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

Purchaser is required by the Merger Agreement to extend the Offer to the extent required by applicable laws or applicable rules, regulations, interpretations or positions of the Securities and Exchange Commission (the “SEC”). If on or prior to the Expiration Date (or any extension thereof), any of the conditions to the Offer have not been satisfied or waived, Purchaser has agreed to extend the Offer to permit the satisfaction of such conditions (for one or more periods of up to 20 business days, the length of each such period to be determined by Purchaser in its discretion). Purchaser is not required to extend the Offer beyond April 30, 2012 except if, as of such date, all of the conditions to the Offer have been satisfied or waived other than the expiration or termination of any applicable waiting period pursuant to the HSR Act or receipt of any required clearance, consent, authorization or approval related thereto, in which case, if so elected by Purchaser or interclick, Purchaser will extend the Offer for certain additional limited periods but in no event to a date later than June 30, 2012. If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer. After acceptance for payment of Shares in the Offer, if Purchaser does not hold at least 90% of the issued and outstanding Shares to permit Purchaser to complete the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL, then Purchaser is permitted to provide a subsequent offering period (and one or more extensions thereof) of up to 20 business days.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

A subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. Purchaser is not required to provide a subsequent offering period pursuant to the Merger Agreement and if Purchaser satisfies the requirements of the DGCL to complete a “short-form” Merger, Purchaser expects to do so without providing a subsequent offering period. During a subsequent offering period, if any, Purchaser will immediately accept for payment and promptly pay for Shares as they are tendered and tendering stockholders will not have withdrawal rights. Additionally, during a subsequent offering period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a subsequent offering period. Purchaser cannot provide a subsequent offering period unless Purchaser announces the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begins a subsequent offering period. Although Purchaser reserves its right to provide a subsequent offering period, Purchaser does not currently intend to do so.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered in the Offer and not properly withdrawn before the Expiration Date, a number of Shares, that, together with the number of Shares then owned by Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, or with respect to which Yahoo! or any of its wholly-owned subsidiaries, including Purchaser, represent the Minimum Condition. The

Minimum Condition is not waivable by Purchaser or Yahoo! without the prior written approval of interclick on the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The Offer is also subject to certain other conditions set forth in this Offer to Purchase, including, among other conditions, (i) the expiration or termination of any applicable waiting period pursuant to the HSR Act or receipt of any required clearance, consent, authorization or approval related thereto, (ii) the receipt of an amendment to each outstanding warrant to purchase Shares such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger, (iii) the absence of any lawsuits, actions or proceedings pending by any governmental entity, the outcome of which would reasonably be expected to (a) prohibit or delay the purchase of Shares in the Offer or the Merger, (b) restrain, prohibit or impose material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (c) prohibit, restrain or impose material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger, (iv) the absence of any law, regulation or order by a governmental entity or court that (a) prohibits or delays the purchase of Shares in the Offer or the Merger, (b) restrains, prohibits or imposes material limitations on the ownership or operation of all or a material portion of the business or assets of Yahoo!, interclick or their respective subsidiaries or (c) prohibits, restrains or imposes material limitations on the ability of Yahoo! or Purchaser to acquire, hold or exercise full ownership rights with respect to the Shares purchased in the Offer or the Merger, (v) the representations and warranties of interclick in the Merger Agreement being true and correct except as would not have a material adverse effect on interclick, or in some cases in all material respects, as of the date of the Merger Agreement and the Expiration Date, (vi) the material covenants contained in the Merger Agreement required to be performed prior to the purchase of Shares tendered in the Offer having been performed in all material respects or waived, (vii) there being no change, event, effect, occurrence or development, individually or in the aggregate, that has had or would reasonably be expected to have a material adverse effect on interclick and its subsidiaries taken as a whole (subject to certain exceptions as set forth in the Merger Agreement and described in this Offer to Purchase) and (viii) there being no termination of the Merger Agreement in accordance with its terms. The Offer is also subject to certain other conditions. See Section 14 — “Conditions of the Offer.”

Subject to the terms of the Merger Agreement, Purchaser may, at any time and from time to time before the Expiration Date, increase the Offer Price or make any other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of interclick, Purchaser may not:

•	decrease the Offer Price;

•	change the form of consideration payable in the Offer;

•	reduce the maximum number of Shares to be purchased in the Offer;

•	amend or waive the Minimum Condition;

•	amend or waive any of the conditions to the Offer described in Section 14 — “Conditions of the Offer” in a manner adverse to the holders of Shares; or

•	extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

Subject to Purchaser’s obligation to extend the Offer as described above, if by the end of the day on December 13, 2011, at 12:00 midnight, New York City time (or any other time or date subsequently set as the Expiration Date), any or all of the conditions to the Offer have not been satisfied or waived, Purchaser may, subject to the terms of the Merger Agreement and the applicable rules, regulations interpretations or positions of the SEC:

•	terminate the Offer, not accept for payment or pay for any Shares and return all tendered Shares to tendering stockholders;

•

waive any of the unsatisfied conditions of the Offer (other than the Minimum Condition) and, subject to complying with the rules, regulations interpretations or positions of the SEC applicable to the Offer, accept for payment and pay for all Shares validly tendered and not properly withdrawn before the Expiration Date;

•

extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares that have been tendered during the period or periods for which the Offer is open or extended; or

•	amend or make modifications to the Offer (subject to the applicable consent of interclick as described above).

If Purchaser extends the Offer, or if Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to Purchaser’s rights pursuant to the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of Purchaser and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” The ability of Purchaser to delay payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares). Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to a national news service.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, Purchaser will file an amendment to the Tender Offer Statement on Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. Yahoo! and Purchaser understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to holders of Shares and, if material changes are made with respect to information not materially less significant than the Offer Price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to holders of Shares. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled Expiration Date equals or exceeds the minimum extension period that would be required because of such amendment. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

interclick has agreed to provide Purchaser with interclick’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of Purchaser to record holders of Shares and will be furnished by or on behalf of Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated as described in Section 1 — “Terms of the Offer,” Purchaser will accept for payment and promptly pay for all Shares validly tendered before the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” If Purchaser provides a subsequent offering period, Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. See Section 1 — “Terms of the Offer.” For a description of Purchaser’s rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1 — “Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees; or

•

in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 3 — “Procedure for Tendering Shares,” a Book-Entry Confirmation (as defined below) and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, each as described in Section 3 — “Procedure for Tendering Shares”; and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to any holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Shares validly tendered to Purchaser and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser’s obligation to make such payment will be satisfied and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing un-purchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility (as defined below), according to the procedures set forth in Section 3 — “Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to Purchaser’s rights pursuant to the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so as described in Section 4 — “Withdrawal Rights.”

3.	Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the subsequent offering period);

•

for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined below) and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase and such Shares must be delivered according to the book-entry transfer procedures described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message and other documents must be received before the expiration of the subsequent offering period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the

Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period and no guaranteed delivery procedure will be available during a subsequent offering period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal) and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on NASDAQ.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission, mail or overnight courier (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the

Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by Purchaser. During the subsequent offering period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a subsequent offering period.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). Upon the effectiveness of such appointment, the designees of Purchaser will be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting or action by written consent in connection with the Merger and, to the extent permitted by applicable law and interclick’s articles of incorporation and bylaws, any other annual, special or adjourned meeting of interclick’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the interclick stockholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable option plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section 3 — “Procedure for Tendering Shares.” Pursuant to the Merger

Agreement, stock options that are vested and outstanding at the completion of the Merger, including options for which the vesting accelerates solely as a result of the Merger, will be cancelled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding tax, equal to the Offer Price, less the exercise price per Share pursuant to the stock option, multiplied by the number of Shares subject to the stock option. Holders of options should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise their options. For information with respect to the treatment of unvested options, see Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Restricted Shares and Restricted Stock Units. Restricted Shares may not be tendered in the Offer. Pursuant to the Merger Agreement, Restricted Shares outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash equal to the Offer Price (the same per Share price that will be paid for all other Shares converted in the Merger), with such payment to be paid to the holder of such Restricted Shares in accordance with the vesting schedule applicable to such Restricted Shares, without interest and subject to any applicable withholding or other taxes. See Section 13 — “Summary of the Merger Agreement and Other Agreements.” Restricted stock units of interclick, to the extent outstanding, may not be tendered in the Offer. Pursuant to the Merger Agreement, each award of restricted stock units outstanding immediately prior to the effective time of the Merger will be assumed by Yahoo! and converted into a new award of restricted stock units covering a number of shares of Yahoo! common stock equal to the product of (rounded down to the next whole number) (i) the number of Shares covered by such award immediately prior to the effective time of the Merger and (ii) the Equity Exchange Ratio. See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Warrants. Upon the effective time of the Merger, each warrant to purchase Shares that is outstanding immediately prior to the effective time of the Merger, and not otherwise exercised or expired, will be terminated. Neither the surviving corporation nor Yahoo! will assume any interclick warrant. Following the effective time of the Merger, no interclick warrant will remain outstanding and, except as set forth in the preceding sentence, no holder of such warrant will have the right to receive any consideration from interclick, Yahoo!, or the surviving corporation upon the exercise or conversion of such warrant or otherwise in respect thereof. As a condition to the Offer, each outstanding warrant to purchase Shares must have been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by Purchaser, in its sole discretion, whose determination will be final and binding. Purchaser will have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions and Purchaser’s interpretation of the Offer, the Offer to Purchase, the Letter of Transmittal and the instructions thereto and the Notice of Guaranteed Delivery (including the determination of whether any tender is complete and proper) will be final and binding. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of Purchaser, Yahoo!, the Depositary, the Information Agent, interclick or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. stockholder should complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Tendering non-U.S. stockholders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. stockholder” and “non-U.S. stockholder” and a more detailed discussion of backup withholding, see Section 5 — “Certain Material U.S. Federal Income Tax Consequences” and Instruction 9 to the Letter of Transmittal.

Tender Constitutes Binding Agreement. Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4.	Withdrawal Rights

Except as provided in this Section, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after January 13, 2012, unless prior to that date Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3 — “Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3 — “Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during a subsequent offering period with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1 — “Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding. None of Purchaser, Yahoo!, the Depositary, the Information Agent, interclick or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5.	Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Code, Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to stockholders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a stockholder in light of the stockholder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to stockholders subject to special rules under the U.S. federal income tax laws, including without limitation:

•	expatriates and certain former citizens or long-term residents of the U.S.;

•	partnerships and other pass-through entities, or persons that hold Shares through such entities;

•	regulated investment companies and real estate investment trusts;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons that have a “functional currency” other than the U.S. dollar;

•	financial institutions, insurance companies, brokers and dealers or traders in securities, commodities or currencies;

•	tax-exempt organizations and tax-qualified retirement plans;

•	persons subject to the alternative minimum tax;

•	persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment; and

•	holders of Shares who acquired their Shares through stock option or stock purchase plan programs or in other compensatory arrangements.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS.

As used in this discussion, a U.S. stockholder is any beneficial owner of Shares who is treated for U.S. federal income tax purposes as:

•	an individual who is a citizen or resident of the U.S.;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or pursuant to the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control, (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (iii) that is otherwise considered a U.S. person for federal income tax purposes.

A non-U.S. stockholder is any beneficial owner of Shares who is not a U.S. stockholder for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Stockholders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. stockholder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the stockholder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. stockholders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Backup withholding is not an additional tax. U.S. stockholders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS. To avoid backup withholding, a U.S. stockholder must provide the Depositary with its correct taxpayer identification number (“TIN”) and certify that it is not subject to backup withholding by completing and returning the IRS Form W-9 included in the Letter of Transmittal or otherwise establish an exemption from the backup withholding rules. In general, for an individual, the TIN is such individual’s social security number.

Non-U.S. Stockholders

Effect of the Offer and the Merger. A non-U.S. stockholder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the stockholder is an individual who was present in the U.S. for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•

the gain is effectively connected with the stockholder’s conduct of a trade or business in the U.S. and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the stockholder in the U.S.; or

•

the Shares constitute U.S. real property interests by reason of interclick’s status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. stockholder held Shares.

Gains described in the first bullet point above generally will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but may be offset by U.S. source capital losses. Unless a tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. stockholder were a resident of the U.S. Non-U.S. stockholders that are foreign corporations also may be subject to branch profits tax at a 30% rate (or applicable lower treaty rate). Non-U.S. stockholders are urged to consult any applicable tax treaties that may provide for different rules.

With respect to the third bullet point, in general, a corporation is a USRPHC if the fair market value of its “United States real property interests” (as defined in the Code and applicable Treasury regulations) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Although Yahoo! and Purchaser cannot provide any assurance regarding interclick’s USRPHC status, interclick believes that it has not been and will not be a USRPHC at any time during the applicable period. Since the Shares are regularly traded on an established securities market (within the meaning of applicable Treasury regulations), in the event interclick constitutes a USRPHC, the Shares will be treated as U.S. real property interests only with respect to a non-U.S. stockholder that owns (actually or constructively) more than five percent of the Shares. Non-U.S. stockholders owning (actually or constructively) more than five percent of the Shares should consult their own tax advisors regarding the U.S. federal income tax consequences of the Offer and the Merger.

Information Reporting and Backup Withholding. Payments made to non-U.S. stockholders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. stockholders can avoid backup withholding by providing the Depositary with the applicable and properly executed IRS Form W-8 certifying the stockholder’s non-U.S. status or by otherwise establishing an exemption. An IRS Form W-8 can be obtained from the Depositary upon request or from the IRS at its internet website (www.irs.gov). Backup withholding is not an additional tax. Non-U.S. stockholders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

FAILURE TO COMPLETE AND RETURN IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8, AS APPLICABLE, MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE INSTRUCTIONS CONTAINED IN THE LETTER OF TRANSMITTAL AND IN THE ENCLOSED IRS FORM W-9 FOR ADDITIONAL DETAILS.

6.	Price Range of the Shares; Dividends on the Shares

The Shares are listed and traded on NASDAQ under the symbol “ICLK.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NASDAQ, based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2009
First Quarter	$2.10	$1.10
Second Quarter	$2.70	$1.20
Third Quarter	$4.50	$2.20
Fourth Quarter	$6.00	$4.00
Fiscal Year Ended December 31, 2010
First Quarter	$5.82	$3.40
Second Quarter	$4.85	$3.46
Third Quarter	$4.41	$3.25
Fourth Quarter	$6.48	$3.97
Fiscal Year Ending December 31, 2011
First Quarter	$7.30	$4.51
Second Quarter	$8.15	$6.62
Third Quarter	$8.93	$4.98

On October 31, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on NASDAQ was $7.40 per share. On November 14, 2011, the last full trading day before the commencement of the Offer, the closing price reported on NASDAQ was $8.98 per share. Stockholders are urged to obtain a current market quotation for the Shares.

Purchaser has been advised that interclick has not paid any dividends during the fiscal years ended December 31, 2009 or December 31, 2010 or during the interim period through November 15, 2011. The Merger Agreement provides that, without Yahoo!’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the effective time of the Merger, interclick may not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to its capital stock.

7.	Effect of the Offer on the Market for the Shares; NASDAQ Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Yahoo! nor Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

NASDAQ Listing and Controlled Company Status. Yahoo! and Purchaser do not intend to delist the Shares from NASDAQ prior to the completion of the Merger. Depending upon the number of Shares purchased in the Offer, the Shares may no longer meet the published guidelines for continued listing on NASDAQ. According to the published guidelines, the Shares would only meet the criteria for continued listing on NASDAQ if, among other things, (i) there were at least 400 stockholders, (ii) the minimum bid price for the Shares was at least $1 per share and (iii) either:

•

there were at least two market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors and other concentrated holdings of 10% or more, such as held by Yahoo! upon completion of the Offer) was at least 750,000, the market value of such publicly-held Shares was at least $5 million and stockholders’ equity was at least $10 million; or

•

there were at least four market makers for the Shares, the number of publicly-held Shares (excluding Shares held by officers, directors and other concentrated holdings of 10% or more, such as held by Yahoo! upon completion of the Offer) was at least 1.1 million, the market value of such publicly-held Shares was at least $15 million and the market value of the Shares was at least $50 million or the total assets and total revenue were each at least $50 million.

If, as a result of the purchase of Shares in the Offer, the Shares no longer meet these standards, the quotations for the Shares on NASDAQ could be discontinued. If this occurs, the market for the Shares would likely be adversely affected. If NASDAQ ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below and other factors.

After completion of the Offer, interclick will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the NASDAQ rules, which means that interclick would be exempt from the requirement that interclick’s board of directors be comprised of a majority of independent directors and the related rules covering the independence of directors serving on the Compensation Committee and the Corporate Governance and Nominating Committee of interclick’s board of directors. The controlled company exemption does not modify the independence requirements for the Audit Committee of interclick’s board of directors. Following the completion of the Offer, interclick has agreed to appoint Purchaser’s designees as directors and to elect “controlled company” status. The number of directors that Purchaser has the right to appoint is proportionate to the percentage of the outstanding Shares owned by Yahoo! and its wholly-owned Subsidiaries, including Shares purchased in the Offer. Until the completion of the Merger, interclick’s board of directors will include the number of independent directors as may be required by the applicable NASDAQ rules or the federal securities laws. After Purchaser’s designees are elected to and constitute a majority of, interclick’s board of directors, but prior to the effective time of the Merger, interclick’s board of directors may include directors who were members of interclick’s board of directors immediately prior to the closing of the Offer (“Continuing Directors”). See Section 13 — “Summary of the Merger Agreement and Other Agreements.”

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Yahoo! and Purchaser do not intend to terminate registration of the Shares under the Exchange Act prior to the completion of the Merger. The purchase of the Shares in the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares.

Termination of registration of the Shares under the Exchange Act, assuming there are no other securities of interclick subject to registration, would substantially reduce the information required to be furnished by interclick to its stockholders and would make certain provisions of the Exchange Act no longer applicable to interclick, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) or 14(c) in connection with stockholders’ meetings and the related requirement to furnish an annual report to stockholders. Furthermore, the ability of “affiliates” of interclick and persons holding “restricted securities” of interclick to dispose of such securities pursuant to Rule 144 or Rule 144A promulgated under the Securities Act of 1933, as amended (the “Securities Act”), could be impaired or eliminated. Yahoo! and Purchaser expect interclick will apply for termination of registration of the Shares under the Exchange Act after the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” pursuant to the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.”

8.	Certain Information Concerning interclick

interclick. interclick is a Delaware corporation with its principal executive offices at 11 West 19th Street, 10th Floor, New York, NY 10011. The telephone number of interclick at such office is (646) 722-6260. According to its Quarterly Report on Form 10-Q for the nine month period ended September 30, 2011, interclick offers proprietary data-valuation capabilities combining analytical expertise and media fulfillment to help marketers navigate the complex data ecosystem to drive successful online display and video campaigns. interclick’s Open Segment Manager product is a powerful solution which aggregates and organizes billions of data points from third party providers — delivering actionable consumer insights, scalable audiences and the most effective campaign execution. interclick generates revenue by serving as a principal in transacting online display and online video advertising between agency clients and third party website publishers. interclick derives a substantial majority of its revenues from the sale of commercial advertising embedded within these information reports. Substantially all of interclick’s revenues are generated in the U.S.

Available Information. interclick is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning interclick’s directors and officers, their remuneration, options, Restricted Shares, performance awards and other rights to acquire Shares granted to them, the principal holders of interclick’s securities and any material interests of such persons in transactions with interclick is required to be disclosed in proxy statements distributed to interclick’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to interclick that have been filed via the EDGAR system.

None of Yahoo!, Purchaser, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning interclick provided by interclick or contained in the periodic reports, documents and records referred to herein or for any failure by interclick to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

9.	Certain Information Concerning Yahoo! and Purchaser

Yahoo! and Purchaser. Yahoo! is a Delaware corporation. Yahoo!’s legal name as specified in its certificate of incorporation is Yahoo! Inc. Yahoo! is the premier digital media company, creating deeply personal digital experiences that keep more than half a billion people connected to what matters most to them, across devices and around the globe. And Yahoo!’s unique combination of Science + Art + Scale connects advertisers to the consumers who build their businesses. Yahoo!’s principal executive offices are located at 701 First Avenue, Sunnyvale, CA 94089. The telephone number of Yahoo! at that office is (408) 349-3300.

Purchaser is a Delaware corporation that was recently formed for the purpose of effecting the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Yahoo!. Purchaser’s legal name as specified in its articles of incorporation is Innsbruck Acquisition Corp. Purchaser’s principal executive offices are located at 701 First Avenue, Sunnyvale, CA 94089. The telephone number of Purchaser at that office is (408) 349-3300.

Upon the completion of the Merger, Purchaser will cease to exist and interclick will continue as the surviving corporation. Until immediately before the time Purchaser accepts Shares tendered in the Offer for purchase, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the transactions contemplated by the Merger Agreement.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of Purchaser and Yahoo! are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Yahoo! nor Purchaser, nor, to the best knowledge of Yahoo! and Purchaser, any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Yahoo! or Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of interclick and (ii) none of Yahoo!, or Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of interclick during the past 60 days.

Except as set forth in this Offer to Purchase, neither Yahoo! nor Purchaser, nor, to the best knowledge of Purchaser and Yahoo!, any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with interclick or any of its executive officers, directors or affiliates that is required to be reported pursuant to the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Yahoo! or any of its subsidiaries (including Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and interclick or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. Neither Yahoo! nor Purchaser nor, to the best knowledge of Purchaser and Yahoo!, the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither Yahoo! nor Purchaser nor, to the best knowledge of Purchaser and Yahoo!, the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Yahoo! and Purchaser have made no arrangements in connection with the Offer to provide holders of Shares access to their corporate files or to obtain counsel or appraisal services at their expense.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Yahoo! and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Yahoo! is subject to the information filing requirements of the Exchange Act and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Yahoo!’s directors and officers, their remuneration, options, Restricted Shares, performance awards and other rights to acquire Shares granted to them, the principal holders of Yahoo!’s securities and any material interest of such persons in transaction with Yahoo! is required to be disclosed in proxy statements distributed to Yahoo!’s stockholders and filed with the SEC. Such reports, proxy statement and other information filed by Yahoo! and Purchaser with the SEC, as well as the Schedule TO, of which this Offer to Purchase forms a part, and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Yahoo! that have been filed with the SEC via the EDGAR system, including the Schedule TO, of which this Offer to Purchase forms a part, and exhibits thereto.

10.	Source and Amount of Funds

Completion of the Offer is not conditioned upon obtaining financing. Yahoo! and Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $270 million plus any related transaction fees and expenses. Purchaser anticipates funding these payments with funding from Yahoo! and, with respect to payments subsequent to the completion of the Merger, cash on hand at interclick.

Because (i) the only consideration to be paid in the Offer and the Merger is cash, (ii) the Offer is to purchase all issued and outstanding Shares and (iii) there is no financing condition to the completion of the Offer, the financial condition of Purchaser and Yahoo! is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

11.	Background of the Offer; Past Contacts, Negotiations and Transactions with interclick

Yahoo! regularly reviews and evaluates potential strategic alternatives, including potential acquisitions of companies and their assets. Yahoo! management first identified interclick as a potential strategic transaction candidate beginning in May 2011. interclick has been a purchaser and reseller of Yahoo! advertising inventory since 2007 and, as a result, Yahoo! has been familiar with interclick and its products and services over time.

On June 17, 2011, Marcus Shen, head of Corporate Development at Yahoo!, was introduced via email to Michael Katz, Chief Executive Officer of interclick. Mr. Shen and Mr. Katz subsequently corresponded about interclick’s business and agreed to talk further after Mr. Katz returned from an industry conference in Cannes,

France in about a week. The gentlemen further corresponded regarding the possibility of Mr. Katz meeting with members of Yahoo! management at the upcoming conference to discuss interclick’s business generally.

On June 22, 2011, Mr. Katz met with a number of Yahoo! executives at an industry conference in Cannes, France. Yahoo! representatives included: Ross Levinsohn, Executive Vice President, Americas; Wayne Powers, Senior Vice President, Advertising Sales for North America; Seth Dallaire, Vice President, Global Agencies Accounts and Sales; Ramsey McGrory, Vice President, North American Marketplaces and Head of the Right Media Exchange; and Peter Foster, Vice President, Americas. The gentlemen engaged in informal discussions pertaining to current developments in interclick’s business, operations and capabilities, as well as the industry in general. The discussion was well received by all parties and it was agreed that a follow-up teleconference between Mr. Katz and Mr. Shen was the appropriate next step to explore the potential for a strategic transaction between the two companies.

On July 1, 2011, Mr. Shen contacted Mr. Katz by telephone to express Yahoo!’s continued interest in investigating a potential strategic transaction with interclick. Mr. Katz reviewed for Mr. Shen his discussion in Cannes, France with the Yahoo! management team and expressed his interest in further discussions. The gentlemen discussed next steps for further communication, including the need for a customary non-disclosure agreement. Mr. Shen and Mr. Katz also agreed to schedule an in-person meeting in New York City to review preliminary business due diligence at a mutually agreeable time.

On July 2, 2011, Yahoo! and interclick executed a Mutual Nondisclosure Agreement governing the confidentiality and use of technical and business information to be shared between the parties in connection with their ongoing discussions regarding a potential strategic transaction. Thereafter, interclick delivered to Mr. Shen a high-level management presentation that would serve as the basis for the in-person meeting to be scheduled in New York City at a mutually agreeable time.

During the weeks of July 3rd, 10th and 17th, members of the Yahoo! due diligence team reviewed publicly available information for interclick, as well as preliminary, summary management presentation materials previously made available by interclick on July 2, 2011 and updated on July 21, 2011.

On July, 7, 2011, representatives from LUMA Partners LLC (“Luma”), financial advisor to interclick, contacted Mr. Shen by telephone to generally discuss the prospective process and timeline for any potential exploration of a strategic transaction between Yahoo! and interclick. No formal bid process letter or other deliverable was discussed.

On July 26, 2011, senior management of interclick, which included Mr. Michael Katz, Andrew Katz, Chief Technology Officer, Jason Lynn, Chief Strategy Officer, David Myers, Executive Vice President of Operations and Roger Clark, Chief Financial Officer, hosted preliminary business, finance and product due diligence meetings with members of the Yahoo! due diligence team (including Mr. Shen and members of the Yahoo! corporate development, finance and product teams) in New York City. On the same day, interclick provided access to additional due diligence materials to the Yahoo! due diligence team through an online data room. Mr. Shen indicated to the interclick management team that Yahoo! would commence further due diligence review and discuss the status of continued interest in any potential strategic transaction at the appropriate time.

On July 27, 2011, representatives from Yahoo! sent a comprehensive initial due diligence request list to interclick senior management for certain business, finance, accounting, tax and legal information in connection with Yahoo!’s ongoing review and discussion regarding a potential strategic transaction.

On August 4 and 5, 2011, members of the Yahoo! due diligence team hosted additional meetings and discussions regarding preliminary business, finance and product due diligence with the interclick senior management team in Sunnyvale, California. Following these meetings, Mr. Shen communicated to Mr. Michael

Katz that Yahoo! would continue its due diligence review and provide additional feedback regarding follow-up diligence requests, as well as ongoing interest in a potential strategic transaction, at an appropriate time later that month.

On August 6, 2011, Yahoo! engaged Latham & Watkins LLP (“Latham”) as outside corporate legal counsel to Yahoo! in connection with any potential strategic transaction with interclick.

During the course of the next several weeks, Yahoo! and its advisors continued to conduct business, finance, accounting, tax and legal due diligence with respect to interclick. interclick continued to make available additional preliminary business, finance, accounting, tax and legal due diligence materials through the online data room and, as requested by Yahoo!, the interclick senior management team participated in teleconferences with Yahoo! and its advisors to discuss due diligence matters.

On August 10, 2011, a representative from Luma contacted Mr. Shen by telephone to discuss Yahoo!’s continued interest in a potential strategic transaction. Mr. Shen communicated that Yahoo!’s review and due diligence process were ongoing and that he would communicate Yahoo!’s proposal for ongoing discussions at the appropriate time.

On August 18, 2011, Yahoo! engaged Morrison & Foerster LLP (“MoFo”) as outside intellectual property counsel to Yahoo! in connection with any potential strategic transaction with interclick.

On August 24, 2011, the Yahoo! corporate development team met with members of Yahoo! senior management to review the due diligence conducted to date with respect to interclick and provide a preliminary assessment of a proposed strategic transaction. Following this meeting, the Yahoo! corporate development team was directed to continue discussions with interclick and further advance a potential strategic transaction.

On August 26, 2011, Mr. Shen and additional members of the Yahoo! corporate development team held a teleconference with Mr. Katz. Mr. Shen conveyed that Yahoo! viewed the retention of certain members of interclick’s management team as an integral component of any potential acquisition, and that ultimately, if Yahoo! could not get comfortable with the continued post-transaction commitment of these individuals, Yahoo! would not be interested in consummating a potential transaction. Mr. Shen conveyed Yahoo’s expectation that certain employees would be requested, at the appropriate point in the future, to consider and review customary offer letters and non-compete agreements proposed by Yahoo! (each to be effective following the closing of any potential transaction). Mr. Shen also conveyed Yahoo!’s expectation that certain severance and equity compensation acceleration arrangements currently afforded to senior interclick management be reviewed and discussed at the appropriate time in the future. Mr. Shen and Mr. Katz discussed the performance of the interclick senior management team generally. Mr. Shen also communicated his expectation that Yahoo! would be in a position to discuss preliminary valuation for a potential strategic transaction as early as the following week.

Over the course of the next several weeks, interclick provided additional business, finance, accounting, tax and legal due diligence information to Yahoo! and its representatives through the online data room and responded to additional due diligence inquiries from Yahoo! and its representatives with respect to such information.

On August 29, 2011, Mr. Shen participated in a teleconference with representatives from Luma to discuss timing and next steps for the potential strategic transaction process.

On August 30, 2011, Mr. Shen held a teleconference with Mr. Michael Katz during which Mr. Shen indicated that Yahoo! was contemplating making a non-binding proposal to acquire all of the outstanding equity of interclick for an aggregate purchase price of $230 million in cash (which implied an estimated per share value of approximately $7.50). Mr. Shen asked for confirmation that interclick would continue to provide additional due diligence information as requested by Yahoo! and its advisors, as this was key to refining any contemplated non-binding proposal. Mr. Shen also communicated Yahoo!’s expectation that interclick would enter into a customary period of exclusivity that would provide the parties time to negotiate and finalize any proposed transaction. Mr. Katz indicated that the preliminary valuation was not in the range he understood would be expected by the interclick board of directors and the Special Projects Committee of the board of directors (the “Special Projects Committee”), but that he would convey the information to the full interclick board of directors and advisors for review in further detail, along with any more formal indication of interest conveyed by Yahoo!.

Later that same day, a representative from Luma contacted Mr. Shen by telephone to express that the preliminary valuation discussed earlier that day was below the expectation of the interclick board of directors. Mr. Shen indicated that Yahoo! would not be increasing its current valuation, so would wait for further direction from interclick and its advisors before any additional communication. Also that day, the chair of the interclick Special Projects Committee, along with Mr. Katz, contacted a member of Yahoo! senior management to express appreciation for Yahoo!’s interest in a potential strategic transaction, but also to convey that the preliminary value implied by Yahoo!’s verbal indication did not reflect the long-term value of interclick and was not acceptable to the interclick board of directors and the Special Projects Committee.

On September 6, 2011, the chair of the interclick Special Projects Committee contacted Mr. Shen by telephone to confirm Yahoo!’s continued interest in pursuing a potential strategic transaction.

On September 8, 2011, Mr. Michael Katz advised Mr. Shen that interclick’s board of directors had engaged GCA Savvian Advisors, LLC (“GCA Savvian”) as lead financial advisor to interclick. Mr. Katz informed Mr. Shen that certain instructions and communications regarding any potential strategic transaction would be coming directly from representatives of GCA Savvian in the future. Mr. Shen was also informed that timing for next steps with respect to any potential strategic transaction might be slightly delayed as the GCA Savvian team familiarized itself with interclick and the strategic transaction process conducted to date.

Also on that day, a representative from GCA Savvian contacted Mr. Shen to inform him that the previously indicated transaction value was not acceptable to the interclick board of directors and that Yahoo! would need to increase its proposed transaction value to at least $9.00 per share in order to continue negotiations with respect to a proposed strategic transaction.

On September 13, 2011, in an effort to maintain momentum among the parties with respect to a proposed strategic transaction, Yahoo! delivered to GCA Savvian a draft form of the indication of interest letter it would anticipate distributing in a more final form in the future (pending additional review of valuation matters and due diligence generally). The draft did not set forth a preliminary proposed purchase price for the potential strategic transaction, but Mr. Shen verbally indicated to a representative of GCA Savvian that Yahoo! was considering an increase to its prior preliminary indication of value, and that the revised value might potentially be as high as $9.00 per share of interclick common stock. Mr. Shen communicated that a more formal preliminary indication of interest letter would be circulated following Yahoo!’s ongoing review of certain diligence matters and the respective parties’ feedback to the other components of the draft form. The draft form contemplated: (i) an acquisition structured as an all-cash tender offer; (ii) the repayment of interclick’s outstanding debt prior to the closing of any potential transaction (and customary conduct of business covenants with respect to cash and other working capital components); (iii) waiver or amendment by unnamed specified employees of current acceleration provisions with respect to unvested interclick securities, as well as a portion of the transaction consideration to be received by such employees potentially subject to a retention “hold-back” arrangement; and (iv) the potential determination by Yahoo! to permit interclick to issue restricted stock units or pay cash bonus amounts (in an aggregate amount noted as not yet determined in the draft form), in each case to certain unnamed specified interclick employees as post-transaction retention arrangements. The form also confirmed that (i) any proposal for continuing interclick employee arrangements would be discussed and agreed at a later time and (ii) any proposed strategic transaction would remain subject to the negotiation, execution and delivery of definitive documentation and final approval of Yahoo!’s senior management and the transactions committee of its board of directors. The draft form also contemplated a proposed exclusivity arrangement that would grant exclusivity to Yahoo! with respect to negotiation and review of a potential transaction for a 45-day period.

On September 14, 2011, a representative from GCA Savvian contacted Mr. Shen to communicate that interclick remained interested in a potential strategic transaction with Yahoo!, but that Yahoo!’s valuation would have to be increased from $7.50 to $9.00 per share formally in an executed written indication of interest in order to continue the process. The gentlemen discussed Yahoo!’s continuing view that the retention of certain members of interclick’s management team was an integral component of any potential acquisition, and that ultimately, if Yahoo! could not get comfortable with the continued post-transaction commitment of these individuals, Yahoo! would not be interested in consummating a potential transaction. The representative from GCA Savvian indicated to Mr. Shen that, although GCA Savvian was not acting on behalf of any member of interclick management, he understood that interclick management would be expecting meaningful retention payments and equity incentives in connection with post-transaction retention. Mr. Shen communicated that Yahoo! would continue to review the proposed transaction, including plans for post-transaction retention, and respond in due course if there was reason to continue negotiations at any increased valuation.

On or about September 16, 2011, representatives from GCA Savvian telephoned Mr. Shen to inform him that interclick was involved in discussions with another potential bidder that had indicated a potentially higher valuation for a potential strategic transaction with interclick.

On September 16, 2011, Mr. Shen, on behalf of Yahoo!, provided GCA Savvian a letter addressed to the Special Projects Committee confirming Yahoo!’s preliminary non-binding indication of interest with respect to an acquisition of all outstanding capital stock of interclick for $9.00 per share in cash, substantially on the same terms as outlined in the draft letter provided on September 13 (and including a clarification that the proposed value of any potential retention pool would not exceed, individually or in the aggregate, $10 million). Although the letter was unexecuted at that time, Mr. Shen communicated to GCA Savvian that Yahoo! was prepared to execute the letter in the form presented. Yahoo! also provided a proposed form of exclusivity agreement that would grant exclusivity to Yahoo! with respect to negotiation and review of a potential transaction for a 45-day period.

On September 19, 2011, representatives from GCA Savvian communicated comments to Mr. Shen regarding Yahoo!’s proposed non-binding indication of interest and proposed exclusivity letter. Although interclick remained interested in continuing to review a potential strategic transaction, interclick was willing to provide an exclusivity period for any Yahoo! review and negotiation of a potential transaction of only 15 days. Also on that day, representatives from Greenberg Traurig LLP (“Greenberg”), outside transaction counsel to interclick, communicated with Latham regarding interclick feedback to the Yahoo! preliminary non-binding indication of interest. Greenberg confirmed interclick’s position with respect to a 15-day exclusivity period and the request that any more detailed discussion regarding management retention be postponed until a later stage in the proposed strategic transaction process.

On September 23, 2011, a representative from GCA Savvian contacted Mr. Shen by telephone to communicate that interclick was unwilling to pursue discussions that were predicated on a “hold-back” on the proceeds that interclick management would receive as a result of any Yahoo! transaction, or interclick’s senior management team agreeing to defer or waive existing contractual rights upon a change of control. Later that day, Mr. Shen contacted GCA Savvian to discuss different approaches regarding interclick’s senior management team that would provide assurance to Yahoo! that the management team would continue to work for interclick following the potential acquisition.

At a meeting of the Transactions and Strategic Planning Committee of the Yahoo! board of directors (the “Transactions and Strategic Planning Committee”) on September 23, 2011, the committee reviewed the proposed strategic transaction with interclick and affirmed its support of moving forward with continued efforts to negotiate a transaction at the valuation discussed.

Beginning on September 23, 2011 and for the following few weeks thereafter, the Yahoo! transaction team continued its internal review of the compensation arrangements currently in place with key interclick employees, as well as internal review of potential arrangements to be offered by Yahoo! following the closing of any contemplated transaction.

On September 28, 2011, a representative from GCA Savvian contacted Mr. Shen by telephone to convey the message that Yahoo! would need to reconsider its proposed valuation in order to be competitive with the other potential bidder that had submitted an alternative indication of interest to the Special Projects Committee at a higher proposed valuation. With respect to ongoing review of management retention matters, Mr. Shen communicated that Yahoo! would not continue to request that any portion of per share transaction consideration received by management be subject to a retention “hold-back,” but that it remained a Yahoo! expectation that certain key management (to be identified) would waive current acceleration arrangements with respect to unvested interclick securities. Mr. Shen also confirmed that Yahoo! was not willing to increase its offer price above $9.00 per share or to proceed with any further discussions or negotiations with interclick unless Yahoo! were granted exclusivity for a least 30 days.

On September 30, 2011, Mr. Shen, on behalf of Yahoo!, again provided GCA Savvian a written confirmation addressed to the Special Projects Committee regarding Yahoo!’s preliminary non-binding proposed purchase price of $9.00 per share in cash. The preliminary non-binding indication of interest also confirmed that (i) Yahoo! would continue to review potential retention arrangements for employees generally (and no more detailed arrangements were described or requested) and (ii) any proposal for continuing interclick employee arrangements would be discussed and agreed at a later time. Mr. Shen also provided an updated form of exclusivity letter which provided for a 30-day exclusivity period.

On September 30, 2011, a representative from GCA Savvian contacted Mr. Shen by telephone to reiterate the request that Yahoo! increase its previous preliminary per share valuation proposal. It was again communicated to Mr. Shen that Yahoo! would need to increase its proposed valuation in order to be competitive with the other potential bidder that had submitted an alternative indication of interest at a higher proposed valuation.

On October 2, 2011, Mr. Shen contacted a representative from GCA Savvian to reiterate that Yahoo! was not prepared to increase its preliminary indication of interest above $9.00 per share, and further, that Mr. Shen would not continue discussions with interclick unless interclick was prepared to grant exclusivity to Yahoo! by the end of that evening.

On October 3, 2011, Mr. Shen, on behalf of Yahoo!, provided GCA Savvian a written confirmation addressed to the Special Projects Committee regarding Yahoo!’s preliminary non-binding proposed purchase price of $9.00 per share in cash. Mr. Shen also provided an updated form of exclusivity letter which provided for a 20-day exclusivity period expiring at 11:59 p.m. Eastern time on October 23, 2011. interclick agreed to this proposed exclusivity period and executed the form of exclusivity agreement as proposed by Yahoo! (the “Exclusivity Agreement”).

Over the course of the next several weeks, interclick provided additional business, finance, accounting, tax and legal due diligence information to Yahoo! and its representatives and responded to additional written and telephonic inquiries from Yahoo!, Latham and MoFo with respect to due diligence matters.

On October 4, 2011, at Yahoo!’s request, representatives of Latham distributed the first draft of the proposed Merger Agreement to Greenberg and Sichenzia Ross Friedman Ference LLP (“Sichenzia”), outside counsel to interclick.

On October 6, 2011, at interclick’s request, Greenberg distributed initial interclick comments to the draft Merger Agreement to Latham.

On October 10, 2011, at Yahoo!’s request, Latham distributed to Greenberg the form of Tender and Support Agreement that Yahoo! would expect to be executed by interclick’s directors and executive officers in connection with the proposed transaction.

On October 13, 2011, at the mutual request of Yahoo! and interclick, representatives of Latham, MoFo, Greenberg and Sichenzia held preliminary discussions regarding open issues in the respective drafts of the proposed Merger Agreement, as well as the status of ongoing due diligence and timing with respect to the proposed transaction.

On October 14, 2011, at Yahoo!’s request, Latham distributed to Greenberg the form of Non-Competition Agreement that Yahoo! would expect certain designated senior employees (not yet determined) to execute in connection with the proposed transaction. Also on October 14, 2011, at interclick’s request, Sichenzia distributed a preliminary draft of the disclosure schedules to the Merger Agreement to Latham and MoFo.

For the next several days, respective outside counsel held numerous teleconferences in order to discuss disclosure schedules and open due diligence matters. Mr. Shen and other members of the corporate development team at Yahoo! continued to emphasize to interclick representatives the importance of production of all requested due diligence materials and completion of business and legal due diligence.

On October 15, 2011, at Yahoo!’s request, Latham distributed a revised draft of the proposed Merger Agreement to Greenberg and Sichenzia. Over the course of the next two weeks, at the request of Yahoo! and interclick, representatives of Latham, MoFo, Greenberg and Sichenzia continued to negotiate key open terms and exchange drafts of the Merger Agreement, disclosure schedules, ancillary agreements and other transaction materials. The material open issues discussed related to potential employee arrangements (not yet formally proposed), deal protection and termination rights (including termination fee), covenants and closing conditions with respect to regulatory matters, the definition of “Company Material Adverse Effect,” conduct of business covenants and representations and warranties.

On October 17, 2011, Latham communicated to Greenberg a proposed list of eight key interclick employees (“Key Employees”) to whom Yahoo! would anticipate extending offer letters in connection with the proposed transaction, and with whom Yahoo! would expect to enter into Non-Competition Agreements in the form previously provided (each such offer letter and agreement to be effective following the closing of the proposed transaction). The Key Employees included: Mr. Michael Katz; Mr. Andrew Katz; Mr. Lynn; Mr. Myers; Michael Marvul, Senior Vice President of Sales; Andrew Greenberg, Vice President of Business Development; Jake Dell’Aquila, Senior Director, Business Development; and Joseph Blodgett, Technical Lead, Ad Trafficking. Latham also confirmed to Greenberg that Yahoo! would expect certain members of interclick senior management to waive certain severance and equity compensation acceleration provisions applicable to current interclick employee arrangements (in a form to be more fully discussed at a later date). Also on October 17, 2011, representatives of Yahoo!, interclick and their respective legal advisors, conducted a teleconference to discuss open issues with respect to the Merger Agreement.

On October 20 and 21, 2011, at Yahoo!’s request, Latham distributed to Greenberg (i) the proposed form of employment offer letters for each Key Employee (to be effective following the closing of the proposed transaction) and (ii) the proposed form of Acknowledgement and Waiver Agreement for each of Mr. Michael Katz, Mr. Andrew Katz, Mr. Lynn and Mr. Myers (to be entered into with interclick) with respect to certain severance and equity compensation acceleration provisions applicable to each such employee pursuant to current arrangements with interclick.

On October 21, 2011, at a meeting of the Transactions and Strategic Planning Committee, the committee reviewed and approved the proposed transaction and related proposed agreements substantially on the terms provided to the committee, with authority designated to specified Yahoo! officers to continue to negotiate and enter into the proposed transaction as directed. Certain members of Yahoo! senior management were also in attendance.

On October 22, 2011, at Yahoo!’s request, Latham distributed a revised draft of the proposed Merger Agreement to Greenberg and Sichenzia, updated to reflect negotiations among the parties and additional review by Yahoo!. Later that day, representatives of Yahoo!, interclick and their respective legal advisors conducted a teleconference to discuss and negotiate open issues with respect to the draft Merger Agreement, employee arrangements, disclosure schedules and certain ancillary agreements to be delivered in connection with the proposed Merger Agreement (including the Support Agreements).

From October 22, 2011 through October 29, 2011, Mr. Shen participated in numerous teleconferences with each of Mr. Michael Brauser, co-chair of the interclick board of directors and chair of the Special Projects Committee, and Mr. Michael Katz regarding the Yahoo! proposals for the Key Employees, and in particular the proposed forms of Acknowledgement and Waiver Agreement for each of Mr. Andrew Katz, Mr. Lynn and Mr. Myers and the related waiver of “single trigger” acceleration with respect to certain severance and equity compensation provisions applicable to each such employee. On October 24, 2011, Mr. Shen made individual telephone calls to each of Mr. Andrew Katz, Mr. Lynn and Mr. Myers to explain the rational for each requested waiver.

On October 23, 2011, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed until 11:59 p.m. Pacific time on October 27, 2011.

On October 24, 2011 and for the following few days thereafter, representatives from Yahoo!, interclick and their respective advisors engaged in discussions and negotiations with respect to interclick’s proposed appointment of Keith Kaplan as interclick’s President and Chief Revenue Officer, as well as his related employment agreement and benefits arrangements (including proposed revisions thereto).

Between October 24, 2011 and October 31, 2011, representatives of Yahoo!, interclick and their respective legal advisors conducted numerous teleconferences in order to discuss and negotiate open issues with respect to the Merger Agreement, employee arrangements, other ancillary agreements, disclosure schedules and proposed transaction timing. Mr. Shen and other members of the corporate development team at Yahoo! continued to emphasize to interclick representatives the importance of completion of due diligence and production of all requested due diligence materials.

On October 25 and 27, 2011, at Yahoo!’s request, Latham distributed to Greenberg updates to the previously proposed forms of Acknowledgement and Waiver Agreement to be entered into by interclick and each of Mr. Andrew Katz, Mr. Lynn and Mr. Myers.

On October 27, 2011, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed until 11:59 p.m. Pacific time on October 30, 2011.

On October 30, 2011, Yahoo! and interclick executed an amendment to the Exclusivity Agreement in order to extend the exclusivity period previously agreed until 9:30 a.m. Eastern time on November 1, 2011.

On October 31, 2011, Yahoo!, Purchaser and interclick entered into the Merger Agreement, as well as, along with other relevant parties, employee offer letters and Non-Competition Agreements with the Key Employees and Support Agreements with each director and executive officer of interclick. interclick also entered into Acknowledgement and Waiver Agreements with each of Mr. Michael Katz, Mr. Andrew Katz, Mr. Lynn and Mr. Myers, as well as an employment agreement with Mr. Kaplan.

The transaction was announced pursuant to a joint press release issued by Yahoo! and interclick prior to market open on November 1, 2011.

On November 15, 2011, Purchaser commenced the Offer.

12.	Purpose of the Offer; Plans for interclick after the Offer and the Merger

Purpose of the Offer. The purpose of the Offer is to enable Purchaser to acquire control of, and the entire equity interest in, interclick. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and for Purchaser to complete the acquisition of interclick. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

interclick stockholders who sell their Shares in the Offer will cease to have any equity interest in interclick and any right to participate in any future growth in interclick. If the Merger is completed, the current stockholders of interclick will no longer have an equity interest in interclick and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights pursuant to the DGCL, the amounts to which such stockholders are entitled pursuant to the DGCL. See Section 13 — “Summary of the Merger Agreement and Other Agreements.” Similarly, the current stockholders of interclick will not bear the risk of any decrease in the value of interclick after selling their Shares in the Offer or following completion of the Merger.

Plans for interclick. Yahoo! is acquiring interclick to enhance the performance of its advertising display business. interclick’s proprietary advertising and technology solutions will enable Yahoo! to dramatically improve data targeted solutions and optimized returns for advertisers across a variety of pooled premium supply sources. interclick has built the industry’s leading data valuation platform optimized to work with large data volumes across multiple providers and marketplaces. With interclick, Yahoo! will acquire unique data targeting capabilities, optimization technologies and new premium supply, as well as a team experienced in selling audiences across disparate sources of pooled supply. In connection with Yahoo!’s consideration of the Offer, Yahoo! has commenced a detailed integration review and planning process, on the basis of available information, for the integration of the business and operations of interclick into the advertising display business of Yahoo!.

Notwithstanding the foregoing, Yahoo! will continue to evaluate interclick’s business, operations, properties, assets, products, policies, systems, management and personnel during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Yahoo! will continue to review and refine the integration plan throughout the pendency of the Offer and the Merger, but the integration plan will not be implemented until the consummation of the Merger. Yahoo!, Purchaser and, after completion of the Offer and the Merger, the reconstituted interclick board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as disclosed in this Offer to Purchase, Yahoo! and Purchaser do not have any present plan or proposal that would result in the acquisition by any person of additional securities of interclick, the disposition of securities of interclick, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving interclick or its subsidiaries, or the sale or transfer of a material amount of assets of interclick or its subsidiaries. After the purchase of the Shares in the Offer, Purchaser will be entitled to appoint their representatives to the board of directors of interclick in proportion to their ownership of the outstanding Shares, as described below under the caption “interclick’s Board of Directors” in Section 13 — “Summary of the Merger Agreement and Other Agreements.” After completion of the Offer and the Merger, interclick will be a wholly-owned subsidiary of Yahoo!.

After completion or termination of the Offer, Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon terms and at prices as Purchaser determines, which may be more or less than the price paid in the Offer. If Purchaser does not acquire sufficient Shares in the Offer, including any subsequent offering period, to effect a “short-form” Merger, Purchaser expects to acquire additional Shares by exercising the Top-Up Option, subject to the limitations set forth in the Merger Agreement.

Stockholder Approval. Pursuant to the DGCL, (i) the approval of the board of directors of Purchaser and interclick is required for the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding Shares is required to adopt the Merger Agreement and approve the Merger, unless a “short-form” Merger is available. interclick has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by interclick and the completion by interclick of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of interclick, subject to the adoption of the Merger Agreement and approval of the Merger by the affirmative vote of the holders of a majority of the outstanding Shares, if required in accordance with the DGCL. interclick has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After Purchaser accepts for payment and pays for Shares validly tendered in the Offer and after the expiration of any subsequent offering period, interclick has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement. The special meeting would be held as promptly as practicable after Purchaser accepts for payment and pays for Shares validly tendered in the Offer and after the expiration of any subsequent offering period. Notwithstanding the foregoing, at the election of Yahoo!, Yahoo! may act by written consent in lieu of the special meeting. Yahoo! has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of Yahoo!’s other subsidiaries and affiliates in favor of the adoption of the Merger Agreement.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation. In the event that Purchaser acquires at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement (including as a result of its exercise of the Top-Up Option), Yahoo! and Purchaser will effect the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL. If Purchaser acquires less than 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement in the Offer, including any subsequent offering period, Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase a number of Shares required to complete a “short-form” Merger, taking into account the Shares issued upon exercise of the Top-Up Option. Purchaser could also acquire additional Shares after completion of the Offer through other means, such as open market purchases, to permit Yahoo! and Purchaser to complete a “short-form” Merger. Pursuant to the Merger Agreement, Purchaser and interclick will take all necessary and appropriate action to cause the Merger to become effective, as promptly as practicable following the consummation of the Offer, without action of the stockholders of interclick (other than Purchaser).

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other “business combination” following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not then held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning interclick and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including a “short-form” Merger) is consummated, holders of the Shares immediately prior to the effective time of the Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting interclick stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the Offer Price or the market value of the Shares. The value so determined could be more or less than the Offer Price.

The foregoing summary of the rights of dissenting stockholders pursuant to the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of interclick desiring to exercise any appraisal rights under Delaware law. The preservation and exercise of appraisal rights require strict and timely adherence to the applicable provisions of Delaware law, which will be set forth in their entirety in the proxy statement for the Merger, unless the Merger is effected as a “short-form” Merger, in which case they will be set forth in the notice of Merger.

On November 8, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc., et al. was filed in the Supreme Court of the State of New York, County of New York, naming as defendants the members of the board of directors of interclick, as well as interclick. On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, inc., et al. and Whaley v. Brauser, et al. were filed in the Delaware Court of Chancery, each naming as defendants the members of the board of directors of interclick, as well as interclick and Yahoo!; the Lieberman v. interclick et al. lawsuit also names Purchaser as a defendant. See Section 17 — “Legal Proceedings” for a more detailed description of these lawsuits.

13.	Summary of the Merger Agreement and Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and a copy of which is filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as an exhibit. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9 — “Certain Information Concerning Yahoo! and Purchaser.” Capitalized terms used in this Section 13 — “Summary of the Merger Agreement and Other Agreements” and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that Purchaser will commence the Offer as promptly as practicable (and in any event within 10 business days) after the execution of the Merger Agreement and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14 —“Conditions of the Offer,” Purchaser will accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Purchaser expressly reserved the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that without interclick’s prior written approval (which approval requires action of interclick’s board of directors), Purchaser is not permitted to (i) decrease the Offer Price, (ii) change the form of consideration payable in the Offer, (iii) reduce the maximum number of Shares to be purchased in the Offer, (iv) amend or waive the Minimum Condition, (v) amend any of the other conditions or requirements to the Offer described in Section 14 — “Conditions of the Offer” in a manner materially adverse to interclick’s stockholders or (vi) extend the Expiration Date in a manner other than in accordance with the Merger Agreement.

Unless Purchaser extends the Expiration Date in accordance with the terms of the Merger Agreement and applicable law, the Offer and withdrawal rights will expire at the end of the day on December 13, 2011, at 12:00 midnight, New York City time. Purchaser is required by the Merger Agreement to extend the Offer to the extent required by applicable laws or applicable rules, regulations, interpretations or positions of the SEC. In addition, if on or prior to the Expiration Date (or any extension thereof), any of the conditions to the Offer have not been satisfied or waived, Purchaser has agreed to extend the Offer to permit the satisfaction of such conditions (for one or more periods of up to 20 business days, the length of each such period to be determined by Purchaser in its discretion). Purchaser is not required to extend the Offer beyond April 30, 2012 except if, as of such date, all of the conditions to the Offer have been satisfied or waived other than the expiration or termination of any applicable waiting period pursuant to the HSR Act or receipt of any required clearance, consent, authorization or approval related thereto, in which case, if so elected by Purchaser or interclick, Purchaser will extend the Offer for certain additional limited periods (April 30, 2012 or the last date of each such additional period, the “Outside Date”) but in no event to a date later than June 30, 2012. See Section 1 — “Terms of the Offer” for additional information. If, at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, Purchaser will accept for payment and promptly pay for Shares tendered and not properly withdrawn in the Offer.

After acceptance for payment of Shares in the Offer, if Purchaser does not hold, in the aggregate, at least 90% of the issued and outstanding Shares so as to permit Purchaser to complete the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL, then Purchaser may provide a subsequent offering period. Purchaser is required to immediately accept for payment, and promptly pay for, all Shares validly tendered in any subsequent offering period.

Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date without the written consent of interclick except if the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then Purchaser is required to promptly, and in any event no later than the end of the next business day following such termination, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

interclick’s Board of Directors. Pursuant to the Merger Agreement, after Purchaser accepts for payment such number of Shares tendered and not properly withdrawn as represents no less than a majority of the voting power of the Shares then outstanding (determined on a fully diluted basis) pursuant to the Offer, Purchaser is entitled to elect or designate a number of directors, (rounded up to the next whole number), to the board of directors of interclick that is equal to the total number of directors on interclick’s board of directors multiplied by the percentage that the Shares beneficially owned by Yahoo! and its direct or indirect wholly-owned subsidiaries, including Purchaser, bears to the total number of Shares then outstanding. At Purchaser’s request, interclick will take such actions necessary or desirable to enable Purchaser’s designees to be elected or appointed to interclick’s board of directors, including filling vacancies or newly created directorships on interclick’s board of directors, promptly increasing the size of interclick’s board of directors, amending interclick’s bylaws, if necessary, to increase the size of the board of directors and/or to promptly secure the resignations of its incumbent directors and interclick agreed to cause Purchaser’s designees to be so elected or appointed. After Purchaser accepts for payment Shares validly tendered in the Offer, interclick has also agreed, at Purchaser’s request, to cause Purchaser’s designees to serve on and constitute the same percentage (rounded up to the next whole number) of (i) each committee of interclick’s board of directors and (ii) each board of directors (or similar body) of interclick’s subsidiaries and each committee thereof, as on interclick’s board of directors, to the extent permitted by applicable law and the listing requirements of the NASDAQ. After Purchaser accepts for payment Shares validly tendered in the Offer, interclick has also agreed, upon Purchaser’s request, to elect to be treated as a “controlled company” as defined by NASDAQ Rule 4350(c).

After Purchaser’s designees are elected to, and constitute a majority of, interclick’s board of directors, but prior to the effective time of the Merger, interclick’s board of directors may continue to include directors who were members of interclick’s board of directors immediately prior to any designees of Purchaser joining interclick’s board of directors (“Continuing Directors”). If at any time the number of directors who are Continuing Directors is reduced to zero, then the other directors on interclick’s board of directors will designate and appoint to interclick’s board of directors one director who is not a stockholder or an affiliate of Yahoo! or Purchaser (other than as a result of such designation) and such director will be deemed to be a Continuing

Director. In addition, prior to the effective time of the Merger, interclick’s board of directors will include the number of independent directors, within the meaning of, and as may be required by, the applicable NASDAQ rules or the federal securities laws (“Independent Directors”). In the event that the number of Independent Directors falls below the number as may be required pursuant to the applicable NASDAQ rules or the federal securities laws, the remaining Independent Directors will designate new Independent Directors to fill such vacancies, or, if no other Independent Director then remains, the other directors will designate such number of Independent Directors to satisfy applicable rules and laws.

After Purchaser’s designees are elected to, and constitute a majority of, interclick’s board of directors, but prior to the effective time of the Merger, the approval of a majority of the Continuing Directors then in office (in addition to the approval of interclick board of directors or its stockholders as may be required) is required for interclick to:

•	amend or terminate the Merger Agreement or any promissory note related to the issuance of the Top-Up Option;

•	exercise or waive any of interclick’s rights, benefits or remedies pursuant to the Merger Agreement;

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take any other action under or in connection with the Merger Agreement, in each case, if such action would reasonably be expected to adversely affect in any material respect the stockholders of interclick (other than Yahoo! or any of its subsidiaries, including Purchaser);

•	amend its articles of incorporation or bylaws; or

•	enter into any contract between interclick or any of its subsidiaries, on the one hand and Yahoo! or any of its subsidiaries on the other hand.

If only one or two Continuing Directors remain on interclick’s board of directors, then such actions must be approved by all Continuing Directors then serving on interclick’s board of directors (and such approval will not be effective unless there is in office at least one Continuing Director).

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement and in accordance with the DGCL, at the effective time of the Merger:

•	Purchaser will be merged with and into interclick and, as a result of the Merger, the separate corporate existence of Purchaser will cease;

•	interclick will continue as the surviving corporation of the Merger and a wholly-owned subsidiary of Yahoo! (referred to herein as the “surviving corporation”);

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all property, rights, privileges, immunities, powers and franchises of interclick and Purchaser will vest in the surviving corporation and continue unaffected by the Merger and all of their debts, liabilities and duties will become debts, liabilities and duties of the surviving corporation; and

•	the directors of Purchaser will become the directors of the surviving corporation and the officers of Purchaser will continue as the officers of the surviving corporation.

At the effective time of the Merger, the articles of incorporation and bylaws of the surviving corporation, will, by virtue of the Merger, be amended and restated in their entirety as set forth in the exhibits to the Merger Agreement.

Conditions to the Merger. The obligations of Yahoo! and Purchaser, on the one hand and interclick, on the other hand, to complete the Merger are subject to the satisfaction of the following conditions:

•	Purchaser having accepted for payment, or caused to be accepted for payment, all Shares validly tendered and not withdrawn in the Offer;

•	the Merger Agreement having been adopted and the Merger approved by the requisite vote or written consent of interclick’s stockholders, if required by applicable law;

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no court of competent jurisdiction or any other governmental entity having restrained, enjoined or prohibited by any order the consummation of the Merger and no law being in effect that was enacted, promulgated or deemed applicable to the Merger by any governmental entity that prevents the consummation of the Merger. However, each of Yahoo!, Purchaser and interclick are required to use their commercially reasonable efforts to have any aforementioned order or other legal restraint or prohibition lifted.

The conditions to completion of the Merger may be waived in whole or in part by Yahoo!, Purchaser or interclick, as the case may be, to the extent permitted by applicable law.

Conversion of Capital Stock. At the effective time of the Merger, by virtue of the Merger and without any action by Purchaser, interclick or the stockholders of interclick:

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each Share issued and outstanding immediately prior to the effective time of the Merger (other than Shares to be cancelled in accordance with the following bullet point or Shares owned by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest and subject to any applicable withholding tax;

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all Shares owned of record by Yahoo!, Purchaser, interclick or any of their respective subsidiaries or affiliates, will be cancelled and will cease to exist and no consideration will be delivered in exchange for those Shares; and

•

each share of Purchaser’s common stock, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the Merger will be converted into and become one fully paid and nonassessable share of common stock of the surviving corporation.

After the effective time of the Merger, the Shares will no longer be outstanding and will cease to exist and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Offer Price in cash, without interest, upon the surrender of such certificate. At or prior to the effective time of the Merger, Purchaser will deposit, or cause to be deposited, with the paying agent for the Merger the aggregate consideration to be paid to holders of Shares in the Merger.

Top-Up Option. Pursuant to the Merger Agreement, interclick irrevocably granted to Purchaser a non-transferrable, non-assignable Top-Up Option, which Purchaser may exercise immediately following consummation of the Offer, if necessary, to purchase, at a price per share equal to the Offer Price, additional newly-issued Shares equal to the number of Shares that, when added to the number of Shares owned by Purchaser at the time of exercise of the Top-Up Option, will constitute one share more than 90% of the number of Shares outstanding immediately after the issuance of all Shares subject to the Top-Up Option. The Top-Up Option may not be exercised by Purchaser unless following the exercise of the Top-Up Option, the Shares issued pursuant thereto, when added to the number of Shares owned by Purchaser at the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Option Shares) and the conditions to the Merger will be satisfied. Purchaser will pay the aggregate par value of the Shares issued in the Top-Up Option in cash and the balance of the aggregate price for the Top-Up Option will be paid by delivery to interclick of a promissory note, bearing interest at the rate of interest per annum equal to the prime lending rate as published in The Wall Street Journal. The promissory note will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

If Purchaser acquires at least 90% of the outstanding Shares entitled to vote on the adoption of the Merger Agreement, Yahoo! and Purchaser will effect the Merger pursuant to the “short-form” merger provisions of

Section 253 of the DGCL and stockholders who have not sold their Shares in the Offer will have their Shares (other than Shares owned by Yahoo!, Purchaser, interclick or their respective subsidiaries or affiliates or by stockholders who are entitled to and properly exercise appraisal rights under Delaware law) converted into the right to receive the Offer Price, without interest. The Top-Up Option is not exercisable for a number of Shares in excess of interclick’s then total authorized and unissued Shares. Pursuant to the Merger Agreement, in any appraisal proceeding related to the Merger Agreement, the fair value of the Shares subject to the appraisal proceeding will be determined in accordance with the DGCL without regard to the exercise by Yahoo! or Purchaser of the Top-Up Option, any Shares issued upon exercise of the Top-Up Option or the promissory note. Unless applicable law prohibits the exercise of the Top-Up Option or the issuance of Shares pursuant thereto, Purchaser may exercise the Top-Up Option, in whole but not in part, after Purchaser accepts for payment Shares validly tendered in the Offer. Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options. Immediately prior to the effective time of the Merger and after giving effect to any accelerated vesting that occurs solely as a result of the Merger (including accelerated vesting of options held by non-employee directors and employees who do not receive an offer of employment from Yahoo! or an affiliate of Yahoo!), each vested but unexpired and unexercised option to purchase Shares that is outstanding immediately prior to the effective time of the Merger and was granted pursuant to interclick’s stock option plan or any other equity plan or other contract will be cancelled and, in exchange for such option, each former holder of such cancelled option will be entitled to receive from interclick a cash payment (subject to any applicable withholding or other tax), of an amount equal to (i) the total number of vested Shares subject to such option immediately prior to the cancellation thereof, multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share subject to such stock option immediately prior to such cancellation. However, to the extent the per share exercise price for the Shares that would have been issuable upon exercise of such stock option is greater than the Offer Price, the stock option will be terminated and cancelled at the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. In addition, in the Merger, all outstanding stock options that are unvested immediately prior to the effective time of the Merger (after giving effect to any accelerated vesting attributable solely to the completion of the Merger) and are held by an individual who, after the effective time of the Merger, is not an employee of Yahoo! or an affiliate of Yahoo!, will be cancelled immediately prior to the effective time of the Merger without payment of any portion of the Offer Price or any other amount with respect thereto or in settlement therefor. All unvested stock options that are outstanding immediately prior to the effective time of the Merger and held by an individual who, after the effective time of the Merger, is an employee of Yahoo! or an affiliate of Yahoo!, will be assumed by Yahoo! in a manner compliant in all material respects with Sections 424(a) and 409A of the Code and in accordance with the terms of the Merger Agreement. Each assumed stock option will, following the effective time of the Merger, be exercisable on substantially the same terms and conditions as in effect at the effective time, for such number of shares of Yahoo! common stock that equals (i) the number of shares of interclick common stock subject to such stock option as of the effective time of the Merger multiplied by (ii) the quotient obtained by dividing (a) the Offer Price by (b) the Equity Exchange Ratio, rounded down to the nearest whole number. The exercise price per share of each such assumed stock option will equal the per share exercise price set forth at the effective time in the Merger in the applicable option agreement divided by the Equity Exchange Ratio, rounded up to the nearest whole cent.

Treatment of Restricted Shares and Restricted Stock Units. Pursuant to the Merger Agreement, Restricted Shares outstanding immediately prior to the effective time of the Merger will be converted into the right to receive an amount in cash equal to the Offer Price (the same per Share price that will be paid for all other Shares converted in the Merger), with such payment to be paid to the holder of such Restricted Shares in accordance with the vesting schedule applicable to such Restricted Shares, without interest and subject to any applicable withholding or other taxes. Pursuant to the Merger Agreement, each award of restricted stock units outstanding immediately prior to the effective time of the Merger will be assumed by Yahoo! and converted into a new award of restricted stock units covering a number of shares of Yahoo! common stock equal to the product of (rounded down to the next whole number) (i) the number of Shares covered by such award immediately prior to the effective time of the Merger and (ii) the Equity Exchange Ratio. Each assumed award of restricted stock units will continue to have, and be subject to, substantially the same terms and conditions as in effect immediately prior to the effective time of the Merger.

Treatment of Warrants. Upon the effective time of the Merger, each warrant to purchase Shares that is outstanding immediately prior to the effective time of the Merger, and not otherwise exercised or expired, will be terminated. Neither the surviving corporation nor Yahoo! will assume any interclick warrant. Following the effective time of the Merger, no interclick warrant will remain outstanding and, except as set forth in the preceding sentence, no holder of such warrant will have the right to receive any consideration from interclick, Yahoo!, or the surviving corporation upon the exercise or conversion of such warrant or otherwise in respect thereof. As a condition to the Offer, each outstanding warrant to purchase Shares must have been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders. interclick has agreed, acting through its board of directors, to:

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if required by applicable law, as promptly as practicable after Purchaser accepts for payment Shares validly tendered in the Offer, duly set a record date for, call and give notice of a special meeting of its stockholders for the purpose of considering and taking action upon the Merger Agreement and convene and hold the special meeting or, at Yahoo!’s election, act by written consent in lieu of the special meeting for the purpose of considering and taking action upon the Merger Agreement;

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prepare and file with the SEC, promptly after Purchaser accepts for payment any Shares validly tendered in the Offer, (i) a proxy statement such special meeting and cause such proxy statement to be printed and mailed to interclick’s stockholders or, if applicable, (ii) an information statement with respect to an action by written consent in lieu of a special meeting; and

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unless an Adverse Recommendation Change (as defined below) has occurred, use its commercially reasonable efforts to solicit proxies from its stockholders in favor of the adoption of the Merger Agreement and approval of the Merger and secure any approval of the stockholders required by applicable law to effect the Merger.

interclick has agreed to include in the proxy statement or any related communication (i) the interclick Board Recommendation (unless an Adverse Recommendation Change has occurred) and (ii) the fairness opinion delivered to interclick’s board of directors by GCA Savvian, together with a summary thereof. The Merger Agreement provides that Yahoo! will vote, or cause to be voted, or, if applicable, deliver consents or cause consents as to all of the Shares then owned by Yahoo! or any of its direct or indirect wholly-owned subsidiaries, including Purchaser, or with respect to which Yahoo! or any of its direct or indirect wholly-owned subsidiaries, including Purchaser, otherwise has, directly or indirectly, sole voting power in favor of the adoption of the Merger Agreement and the approval of the Merger.

If Purchaser holds of record at least 90% of the outstanding shares of each class of capital stock of interclick entitled to vote on the Merger after Purchaser accepts for payment all Shares validly tendered in the Offer and after the exercise of the Top-Up Option and any subsequent offering period, the parties will cause the Merger to become effective as promptly as practicable without a special meeting of interclick’s stockholders pursuant to the DGCL.

Representations and Warranties. The Merger Agreement contains customary representations and warranties made by interclick to Yahoo! and Purchaser and customary representations and warranties made by Yahoo! and Purchaser to interclick. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, interclick has made customary representations and warranties to Yahoo! and Purchaser with respect to, among other things:

•	corporate matters related to interclick and its subsidiaries, such as organization, standing, power and authority;

•	its capitalization;

•	the validity of the Merger Agreement, including approval by interclick’s board of directors;

•	required consents, approvals and no violations of laws, governance documents or agreements;

•	financial statements and public SEC filings;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the maintenance of interclick’s books and records in accordance with GAAP;

•	the absence of a Company Material Adverse Effect (as defined in the Merger Agreement and described below) since January 1, 2011 and the absence of certain events since January 1, 2011;

•	the absence of certain undisclosed liabilities;

•	the absence of litigation;

•	employee benefit plans, ERISA matters and certain related matters;

•	taxes;

•	material contracts;

•	title to properties and the absence of certain encumbrances;

•	intellectual property;

•	labor matters;

•	compliance with laws and permits, including environmental laws and regulations;

•	the information contained in this Offer to Purchase, the Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger;

•	the required stockholder vote, if any, to adopt the Merger Agreement and approve the Merger and the other transactions contemplated by the Merger Agreement;

•	the opinion of its financial advisor;

•	privacy and data security;

•	insurance; and

•	brokers’ fees and expenses.

Some of the representations and warranties in the Merger Agreement made by interclick are qualified as to “materiality” or “Company Material Adverse Effect.” For purposes of the Merger Agreement, a “Company Material Adverse Effect” means any change, event, effect, occurrence, or development that, individually or in the aggregate, has had or would reasonably be expected to have a materially adverse effect on the business, results of operations, assets, liabilities or condition (financial or otherwise) of interclick and its subsidiaries, taken as a whole. The definition of “Company Material Adverse Effect” excludes the following changes, effects, occurrences or developments:

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changes in general economic or political conditions or financial or securities markets in general, in each case, in the U.S. or elsewhere in the world (unless such changes, events, effects, occurrences or developments disproportionately affect interclick comparing it to others operating in the principal industry in which interclick operates);

•

changes in the principal industry in which interclick and its subsidiaries operate (unless such changes, events, effects, occurrences or developments disproportionately affect interclick comparing it to others operating in the principal industry in which interclick operates);

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changes in laws or the enforcement or interpretation thereof applicable to interclick or any of its subsidiaries or in GAAP or in accounting standards (unless such changes, events, effects, occurrences or developments disproportionately affect interclick comparing it to others operating in the principal industry in which interclick operates);

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acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war (whether or not declared), armed hostilities, sabotage or terrorism, earthquakes, hurricanes, tornados or other natural disasters or calamities (unless such changes, events, effects, occurrences or developments disproportionately affect interclick comparing it to others operating in the principal industry in which interclick operates);

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the negotiation, execution, delivery, announcement or performance of the Merger Agreement or the taking of any actions pursuant to the Merger Agreement, including without limitation, the impact thereof on the relationships of interclick or any interclick subsidiary with customers;

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any failure of interclick to meet any internal or public projections, forecasts or estimates or the issuance of revised public projections that are not as optimistic as those in existence on the date hereof;

•	any changes in the market price or trading volume of Shares; provided, however, that the underlying causes of such change or failure will not be excluded; and

•	the suspension of trading generally on the New York Stock Exchange or NASDAQ.

In the Merger Agreement, Yahoo! and Purchaser have made customary representations and warranties to interclick with respect to, among other things:

•	corporate matters, such as organization, standing, power and authority;

•	the validity of the Merger Agreement;

•	consents, approvals and no violations of laws, governance documents or agreements;

•	the absence of litigation;

•	the information contained in this Offer to Purchase, the Schedule 14D-9 and any proxy statement relating to a special meeting concerning the Merger; and

•	sufficiency of funds.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered in connection with the Merger Agreement survive the effective time of the Merger. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the effective time of the Merger.

Conduct of Business of interclick Pending the Effective Time of the Merger. Except as disclosed prior to execution of the Merger Agreement, or as expressly required by applicable law or the terms of the Merger Agreement, or otherwise with the prior written consent of Yahoo!, from the date of the Merger Agreement until the effective time of the Merger, interclick has agreed that it will and will cause each of its subsidiaries to:

•	conduct its business only in the ordinary and usual course of business and consistent with past practice;

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use its commercially reasonable efforts to keep available, in all material respects, the services of the current officers, employees and consultants of interclick and each of its subsidiaries and preserve, in all material respects, the goodwill and current relationships of interclick and each of its subsidiaries with significant customers, suppliers and other persons with which interclick or any of its subsidiaries has significant business relationships; and

•	use its commercially reasonable efforts to preserve intact its business organization.

Without limiting the foregoing and as an extension thereof, except as disclosed prior to execution of the Merger Agreement, or as expressly required by applicable law or the terms of the Merger Agreement, or otherwise with the prior written consent of Yahoo!, from the date of the Merger Agreement until the effective time of the Merger, interclick has agreed that it will not, and will not permit its subsidiaries to, directly or indirectly, among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend or otherwise change its organizational documents;

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issue, deliver, sell, transfer, pledge, dispose of, grant a lien or permit a lien to exist on, or authorize, propose or agree to the issuance, delivery, sale, transfer, pledge or disposition of or granting or placing a lien on, any shares of any class of capital stock of, or other equity interests in, interclick or any of its subsidiaries, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of any class of capital stock or other equity interests of interclick or any of its subsidiaries (including, for the avoidance of doubt, through the adoption of any stockholder rights plan or “poison pill” agreement) other than (i) pursuant to contracts set forth on the disclosure schedules delivered by interclick in connection with the Merger Agreement or (ii) pursuant to the vesting and/or exercise of interclick options, Restricted Shares and warrants in accordance with their current terms;

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sell, pledge, dispose of, transfer, lease, license, guarantee, encumber, abandon or permit to lapse any material property or assets (including intellectual property rights) of interclick or any of its subsidiaries, except to grant nonexclusive licenses to customers for use of interclick’s products and services in the ordinary course of business consistent with past practice;

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declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock or enter into any contract with respect to the voting or registration of its capital stock;

•	adjust, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other equity interests;

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merge or consolidate interclick or any of its subsidiaries with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of interclick or any of its subsidiaries;

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acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest or make any investment in any person, other than acquisitions of goods and services in the ordinary course of business consistent with past practice;

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incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for (whether directly, contingently or otherwise), the obligations of any person for borrowed money;

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make any loans, advances or capital contributions to, or investments in, any other Person (other than any wholly-owned subsidiary of interclick) other than in the ordinary course of business consistent with past practice in excess of $50,000 in the aggregate;

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terminate, cancel, renew, or request or agree to any material change in or waiver under, any material contract, enter into any contract that, if existing on the date hereof, would be a material contract, or amend any contract in existence on the date hereof that, after giving effect to such amendment, would be a material contract;

•	make or authorize any capital expenditure in excess of $10,000 individually or $500,000 in the aggregate;

•	hire or terminate any officer or employee (except with respect to non-executive employees with aggregate annual compensation below $150,000);

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take any action which would reasonably be expected to cause, or fail to take any reasonable action to prevent, any change in employee relations which has or is reasonably likely to have a material adverse effect on the productivity, the financial condition, results of operations of interclick or the relationships between the employees of interclick and the management of interclick;

•	except as required to comply with any law or any benefit plan or benefit agreement as in effect on the date of the Merger Agreement:

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pay, announce, promise or grant, whether orally or in writing, increase or establish (each, as applicable) any wages, base pay, fees, salaries, bonuses, incentives, deferred compensation, pensions, severance or termination payments, change of control or retention payments, retirement, profit-sharing, fringe benefits, equity or equity-linked awards, employee benefit plans, or any other form of compensation or benefits payable by interclick to any participant, including without limitation, any increase or change pursuant to any benefit plan or benefit agreement;

•	adopt, establish, enter into, amend, modify or terminate any benefit plan, benefit agreement or collective bargaining, employee association, works council or similar contract;

•	enter into any trust, annuity or insurance agreement or similar contract or take any other action to fund or otherwise secure the payment of any compensation or benefit;

•	take any action to accelerate the time of vesting or payment of any compensation or benefit; or

•	take any action, directly or indirectly, that accelerates the vesting or accelerates the lapse of forfeiture or other restrictions on equity securities of interclick.

•	forgive any loans to directors, officers, employees or any of their respective affiliates;

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pre-pay any long-term debt or waive, release, pay, discharge or satisfy any liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice and in accordance with their terms;

•	make any change in accounting policies, practices, principles, methods or procedures, other than as required by GAAP or by a governmental entity;

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commence, compromise, settle or agree to settle any suit, claim, action, proceeding, litigation, hearing, writ, injunction, notice of violation, investigation, arbitration, mediation, audit, dispute or demand letter (including relating to the Merger Agreement or the transactions contemplated hereby) other than those made in the ordinary course of business consistent with past practice and which involve only the payment of monetary damages not in excess of $100,000 individually or $200,000 in the aggregate, in any case without the imposition of equitable relief on, or the admission of wrongdoing by, interclick or any of its subsidiaries;

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make or change any material election with respect to taxes; adopt or change any material accounting method with respect to taxes; amend any U.S. federal or material other tax return; enter into any private letter ruling, closing agreement or similar ruling or contract with the IRS or any other tax authority; enter into any tax allocation agreement, tax indemnity agreement, tax sharing agreement or similar contract with respect to taxes; consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment; settle any suit, claim, action, proceeding, litigation, hearing, writ, injunction, notice of violation, investigation, arbitration, mediation, audit, dispute or demand letter with respect to a material amount of taxes or forego any material tax refund;

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write up, write down or write off the book value of any assets, in the aggregate, in excess of $10,000 individually or $500,000 in the aggregate, except for depreciation and amortization in accordance with GAAP consistently applied;

•	take any action that is intended or would reasonably be expected to result in any of the conditions to the Offer or the conditions to the Merger not being satisfied;

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convene any regular or special meeting (or any adjournment thereof) of the stockholders of interclick other than the special meeting to adopt the Merger Agreement (if such a meeting is required by applicable law);

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fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of interclick and its subsidiaries as are currently in effect;

•	make any change in its investment policies with respect to cash or marketable securities;

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grant to any third party any assignment, license, covenant not to sue, release, immunity or other right with respect to the intellectual property of interclick (other than nondisclosure agreements, end user license agreements and terms of use entered into in the ordinary course of business on interclick’s applicable standard form agreement without material changes) or acquire from a third party a grant of any assignment, license, covenant not to sue, release, immunity or other right with respect to intellectual property or intellectual property rights, other than employment agreements between interclick and its employees and non-exclusive, proprietary (i.e., non-open source), inbound software licenses generally commercially available on commercially reasonable terms with annual license fees under $10,000 in the aggregate that do not relate to intellectual property or intellectual property rights incorporated into any offering documents of interclick; or

•	authorize or enter into any contract or otherwise make any commitment to do any of the foregoing described in the preceding bullet points.

Access to Information; Confidentiality. From the date of the Merger Agreement until the effective time of the Merger, interclick will and will cause its subsidiaries to provide Yahoo! and Purchaser and their representatives access at reasonable times upon reasonable notice to interclick’s and its subsidiaries’ officers, employees, agents, properties, offices and other facilities and to their books and records and furnish information concerning the business, properties, offices and other facilities, contracts, assets, liabilities, employees, officers and other aspects of interclick and its subsidiaries. Pursuant to Section 5.3(b) of the Merger Agreement Yahoo! has agreed to comply with the terms of the Mutual Nondisclosure Agreement (as defined and described below) with respect to the information disclosed after the date of the Merger Agreement.

No Solicitation; Change in Recommendation. From and after the date of the Merger Agreement, interclick is required to immediately cease and cause to be terminated any and all existing solicitation, encouragement, discussion or negotiation with any third party conducted before the date of the Merger Agreement with respect to a Competing Proposal (as defined below).

Except as expressly authorized or permitted by the Merger Agreement, interclick has agreed that it will not and will cause each of its subsidiaries and representatives not to, at all times from the date of the Merger

Agreement until the earlier of the effective time of the Merger or the date on which the Merger Agreement is terminated, directly or indirectly:

•

solicit, initiate, or knowingly facilitate or knowingly encourage (including by providing non-public information) any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Competing Proposal;

•

engage in, enter into, continue or otherwise participate in any discussions or negotiations with, or furnish any non-public information relating to interclick or any of its subsidiaries to, or afford access to the books or records or officers of interclick or its subsidiaries to, any third party relating to any Competing Proposal or any proposal or offer that would reasonably be expected to lead to a Competing Proposal;

•

approve, endorse, recommend, execute or enter into, or publicly propose to approve, endorse, recommend, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar definitive agreement (other than a mutual nondisclosure agreement that contains confidentiality provisions no less favorable to interclick as those contained in the Mutual Nondisclosure Agreement, referred to herein as an “Acceptable Mutual Nondisclosure Agreement”) with respect to any Competing Proposal (an “Alternative Acquisition Agreement”);

•

take any action to make the provisions of any takeover statute (including Section 203 of the DGCL) or any applicable anti-takeover provision in interclick’s organizational documents inapplicable to any transactions contemplated by a Competing Proposal;

•

terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by interclick in respect of or in contemplation of a Competing Proposal (unless interclick’s board of directors determines in good faith, after consultation with its financial and legal advisors, that failure to take any such actions under this bullet point would be inconsistent with the directors’ fiduciary duties under applicable law and is necessary to facilitate a Competing Proposal in compliance with the Merger Agreement); or

•	propose, resolve or agree to do any of the foregoing.

From and after the date of the Merger Agreement, interclick will promptly (and in any event within 24 hours) notify Yahoo! in the event that interclick or any of its subsidiaries or representatives receives (i) any Competing Proposal, (ii) any request for non-public information relating to interclick or any of its subsidiaries, other than requests for information in the ordinary course of business consistent with past practice and unrelated to a Competing Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Competing Proposal. Such notification will include the identity of such person and a copy of such Competing Proposal, inquiry or request (or, where no such copy is available, a reasonably detailed description of such Competing Proposal, inquiry or request), including any modifications thereto. interclick will thereafter keep Yahoo! reasonably informed on a current basis (and in any event at Yahoo!’s request and otherwise within 24 hours after the occurrence of any material changes, developments, discussions or negotiations) of the status of any Competing Proposal (including any material changes to the terms thereof) and will provide Yahoo! with copies of all revised written proposals or offers and all draft documentation with respect to such Competing Proposal.

Notwithstanding the foregoing, if at any time following the date of the Merger Agreement (i) interclick receives an unsolicited bona fide written Competing Proposal from a third party that did not arise out of interclick’s breach of the Merger Agreement, (ii) interclick board of directors determines in good faith, after consultation with its financial and legal advisors, that such Competing Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal (as defined below) and (iii) interclick board of directors determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law, then interclick will be permitted to engage in discussions with such third party regarding such Competing Proposal. interclick will also be permitted to provide nonpublic information regarding interclick and its subsidiaries to such third party upon receipt of an executed Acceptable Mutual Nondisclosure Agreement. Prior to taking any of the actions referred to in this paragraph, interclick has agreed to notify Yahoo! and Purchaser orally and in writing that it proposes to furnish non-public information and/or enter into discussions or negotiations as provided in this paragraph, together with an unredacted copy of the Competing Proposal submitted by such third party.

Following the date of the Merger Agreement, neither the interclick board of directors nor any committee thereof, is permitted to:

•	withhold, withdraw, qualify or modify, or publicly propose to withhold, withdraw, qualify or modify, in a manner adverse to Yahoo! or Purchaser the interclick Board Recommendation;

•	fail to include the interclick Board Recommendation in the Schedule 14D-9 or any proxy statement relating to a stockholder meeting concerning the Merger;

•

if a tender offer or exchange offer for Shares that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the stockholders of interclick (such failure would include by taking no position with respect to the acceptance of such tender offer or exchange offer) within 10 business days after commencement thereof or fail to reaffirm the interclick Board Recommendation within four business days after Yahoo! so requests in writing;

•

adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Competing Proposal made or received after the date of the Merger Agreement (any of the actions described in this or the preceding three bullets, an “Adverse Recommendation Change”); or

•	cause or permit interclick or any of its subsidiaries to enter into any Alternative Acquisition Agreement.

Notwithstanding the restrictions described in the previous paragraph, at any time prior to Purchaser’s acceptance of Shares for payment in the Offer, the interclick board of directors may effect any Adverse Recommendation Change described in the first bullet point above or otherwise terminate the Merger Agreement to concurrently enter into a definitive Alternative Acquisition Agreement, in each case solely with respect to a Superior Proposal, subject in each case to compliance with the terms set forth in the following paragraph and the concurrent payment of any amount owed Yahoo! pursuant to the termination provisions of the Merger Agreement, if the interclick board of directors (i) has received a bona fide written Competing Proposal that the interclick board of directors determines in good faith, after consultation with its financial and legal advisors, constitutes a Superior Proposal, after having complied with and giving effect to all of the adjustments which may be offered by Yahoo! and Purchaser pursuant to Yahoo!’s and Purchaser’s matching rights described below and (ii) determines in good faith, after consultation with its legal advisors, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The interclick board of directors will not be entitled to effect an Adverse Recommendation Change or to terminate the Merger Agreement as permitted pursuant to the provisions described in the preceding paragraph with respect to a Superior Proposal unless:

•	interclick has not breached the no solicitation and change in recommendation provisions of the Merger Agreement in any respect as they relate to such Superior Proposal;

•

interclick has provided written notice to Yahoo! and Purchaser that interclick intends to make an Adverse Recommendation Change, which notice includes an unredacted copy of the Superior Proposal and copies of all relevant documents relating to such Superior Proposal (“Notice of Superior Proposal”);

•	during the four business days following Yahoo!’s and Purchaser’s receipt of a Notice of Superior Proposal, interclick has and has caused its representatives to, negotiate with Yahoo! and Purchaser in good faith (to the extent Yahoo! and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement so such Superior Proposal would cease to constitute a Superior Proposal; and

•

following the end of such four business days period, the interclick board of directors has determined in good faith, after consultation with its financial and legal advisors, taking into account any changes to the Merger Agreement proposed in writing by Yahoo! and Purchaser in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal; provided that any amendment to the financial terms or any other material amendment of such Superior Proposal will require a new Notice of Superior Proposal and interclick will be required to comply again with the requirements of the no solicitation and change in recommendation provisions of the Merger Agreement (with references to the four business days period in the preceding four bullets will be replaced with a two business days period).

The Merger Agreement does not prohibit interclick’s board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position as required by Rule 14d-9 or Rule 14e-2 under the Exchange Act if the interclick board of directors has determined in good faith, after consultation with its legal advisors, that the failure to do so would breach the directors’ fiduciary duties under applicable law (provided that any disclosure to interclick’s stockholders of the position pursuant to Rule 14d-9 or Rule 14e-2 that is not an express rejection of any applicable Competing Proposal or an express reaffirmation of its recommendation in favor of the transactions contemplated by the Merger Agreement will be deemed an Adverse Recommendation Change).

As used in this Offer to Purchase:

•	“Competing Proposal” means any offer or proposal concerning any:

•

merger, reorganization, sale of assets, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation, joint venture or similar transaction involving interclick or its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of interclick and its subsidiaries;

•

the acquisition or license (whether by merger, consolidation, equity investment, joint venture or otherwise) by any third party of 20% or more of the consolidated assets of interclick and its subsidiaries;

•

the purchase or acquisition, in any manner, directly or indirectly, by any third party of 20% or more of the issued and outstanding shares of interclick common stock or any other equity interests in interclick;

•

any purchase, acquisition, tender offer or exchange offer that, if consummated, would result in any third party beneficially owning 20% or more of the shares of interclick common stock or any other equity interests of interclick or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of interclick and its subsidiaries, or

•	any combination of the preceding four bullet points.

•

“Superior Proposal” means an unsolicited bona fide written Competing Proposal (except the references in the definition of “Competing Proposal” to “20%” will be replaced by “85%”) made by a third party which was not solicited by interclick, any subsidiary of interclick or representative of interclick and which, in the good faith judgment of interclick’s board of directors (after consultation with its financial and legal advisors), taking into account the various legal, financial and regulatory aspects of the proposal, including the financing terms thereof, (i) if accepted, is reasonably likely to be consummated and (ii) if consummated would result in a transaction that is more favorable to interclick’s stockholders, from a financial point of view, than the Offer and the Merger (after giving effect to all adjustments to the terms thereof which may be offered by Yahoo! pursuant to its matching rights).

Appropriate Action; Consents; Filings. Each of interclick and Yahoo! has agreed to use (and cause each of their respective subsidiaries to use) commercially reasonable efforts to (i) take, or cause to be taken, all appropriate action and do, or cause to be done, all things necessary, proper or advisable under applicable law or otherwise to complete the transactions contemplated by the Merger Agreement as promptly as practicable, including matters disclosed by interclick in the disclosure schedule to the Merger Agreement, (ii) obtain from any governmental entities any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained by interclick or Yahoo! or any of their respective subsidiaries, or to avoid any action or proceeding by any governmental entity in connection with the authorization, execution and delivery of the Merger Agreement and the completion of the transactions contemplated thereby and (iii) promptly make all necessary filings and submissions and pay any related fees, with respect to the Merger Agreement, the Offer, the Top-Up Option and the Merger required pursuant to the Exchange Act, the Securities Act and any other applicable securities laws, the HSR Act and any other applicable competition laws and any other applicable law.

In order to enable the parties to consummate the transactions completed by the Merger Agreement, each of Purchaser, Yahoo! and interclick are required to (i) use their commercially reasonable efforts to resolve any request, inquiry, objection, charge or other action and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement, which will include litigating or contesting any such action or order to a final, non-appealable decision and (ii) consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Offer, the Top-Up Option, the Merger or any of the other transactions contemplated by the Merger Agreement (such cooperation to include consultation with each other in advance of any meeting or conference with the Federal Trade Commission (“FTC”), the Department of Justice (“DOJ”) or any other governmental entity or, in connection with any action by a third party, with any other person and to the extent permitted by the FTC, the DOJ or such other applicable governmental entity or other person, providing the other party the opportunity to attend and participate in such meetings and conferences).

In order to enable the parties to consummate the transactions completed by the Merger Agreement, Purchaser, Yahoo! and interclick have agreed to (i) on or before the date of the commencement of the Offer, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period pursuant to the HSR Act) with respect to the transactions contemplated by this Agreement, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the FTC or the DOJ (which will include using commercially reasonable efforts to certify compliance with any “second request” for additional documentation or documentary material from the FTC or DOJ pursuant to the HSR Act within four months after receipt of such second request and to produce documents on a rolling basis) and (iii) use its commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with the provisions of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, pursuant to the HSR Act as soon as practicable.

Indemnification of interclick Directors and Officers. For a period of six years after the completion of the Merger, Yahoo! and the surviving corporation are required to indemnify and hold harmless all past and present directors and officers of interclick (“Indemnified Persons”) to the same extent such Indemnified Persons were indemnified by interclick as of the date of the Merger Agreement (unless otherwise required by applicable law), arising out of such Indemnified Persons’ acts or omissions in their capacities as directors or officers of interclick or its subsidiaries occurring at or prior to the completion of the Merger.

For a period of six years after the completion of the Merger, the articles of incorporation and bylaws of the surviving corporation must contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses of Indemnified Persons for periods at or prior to the completion of the Merger than were set forth in interclick’s articles of incorporation and bylaws on the date of the Merger Agreement (unless otherwise required by applicable law). Indemnification agreements with Indemnified Persons in existence on the date of the Merger Agreement will continue in full force and effect.

For six years after the effective time of the Merger, subject to certain limitations, the surviving corporation is required to maintain for the benefit of interclick’s directors and officers an insurance and indemnification policy that provides coverage for events occurring prior to the effective time of the Merger that is substantially equivalent to, and no less favorable in the aggregate than, interclick’s policies in effect on the date of the Merger Agreement. The surviving corporation is not required to pay premiums in excess of 300% of the current premium (the “Maximum Premium”) to obtain such insurance, provided that if the cost of such insurance would exceed the Maximum Premium, the surviving corporation is required to obtain as much coverage as can be obtained for payment of the Maximum Premium, and such requirements will be deemed to have been satisfied if Yahoo! obtains prepaid policies prior to the effective time of the Merger.

State Takeover Laws. If any “moratorium,” “control share acquisition,” “fair price,” “business combination,” “combinations with interested stockholders,” or other anti-takeover law or regulation becomes or is deemed applicable to interclick, Yahoo! or Purchaser, the Offer, the Merger, the exercise of the Top-Up Option, including the acquisition of Shares pursuant thereto or any other transaction contemplated by the Merger Agreement, then interclick’s board of directors is required, to the extent permitted by such law, to take all action necessary to render such law or regulation inapplicable.

Stockholder Litigation. The parties have agreed that interclick will control, and give Yahoo! the opportunity to participate in the defense of, any litigation brought by interclick’s stockholders against interclick and/or its directors relating to the transactions contemplated by Merger Agreement, including the Offer, the exercise of the Top-Up Option and the Merger. However, interclick has agreed not to compromise, settle any litigation or come to an arrangement arising or resulting from the transactions contemplated by the Merger Agreement, or consent to the same without the prior written consent of Yahoo! (not to be unreasonably withheld or delayed).

Termination. The Merger Agreement may be terminated:

•	by mutual written consent of Yahoo! and interclick, at any time prior to the acceptance for payment of Shares in the Offer;

•	by either Yahoo! or interclick (referred to herein as “mutual termination rights”):

•

if the Offer expires as a result of the non-satisfaction of any condition or requirement of the Offer (see Section 14 — “Conditions of the Offer”) or is terminated or withdrawn pursuant to its terms or the terms of the Merger Agreement without any Shares being purchased thereunder. However, this right to terminate the Merger Agreement will not be available to any party whose breach of the Merger Agreement has been the primary cause of or primarily resulted in the non-satisfaction of any condition or requirement of the Offer without any Shares being purchased thereunder;

•

if any court of competent jurisdiction or other governmental entity has issued, prior to the acceptance for payment of Shares in the Offer, an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares in the Offer, pursuant to the Merger or, prior to the effective time of the Merger, such order, decree, ruling or other action has become final and nonappealable (provided that the party seeking to terminate the Merger Agreement will have used its commercially reasonable efforts to resist, resolve or lift, as applicable, any such order, decree, ruling or other action). However, this right to terminate the Merger Agreement will not be available to any party if the issuance of such final and non-appealable order, decree, ruling or other action was due to the failure by such party (including, in the case of Yahoo!, Purchaser) to perform any of its obligations under this Agreement;

•

if the acceptance for payment of Shares in the Offer has not occurred by the Outside Date. However, this right to terminate this Agreement will not be available to any party whose breach of the Merger Agreement has been the primary cause of or primarily resulted in the failure that the acceptance for payment of Shares in the Offer has not occurred by the Outside Date; or

•	by Yahoo! at any time prior to the acceptance for payment of Shares in the Offer (referred to herein as “Yahoo! termination rights”):

•	if an Adverse Recommendation Change has occurred;

•	if interclick has breached in any material respect its obligations with respect to the no solicitation and change in recommendation provisions of the Merger Agreement;

•

if interclick fails to include the interclick Board Recommendation in the Schedule 14D-9 or does not permit Yahoo! to include the interclick Board Recommendation in the materials circulated to holders of Shares in connection with the Offer;

•

if interclick’s board of directors fails to issue a press release that reaffirms the interclick Board Recommendation within five business days of a Competing Proposal or any material modification thereof or five business days of Yahoo!’s written request to do so;

•	if interclick’s board of directors or any committee thereof authorizes or publicly proposes to do any of the foregoing actions;

•

if (i) there is a breach of or inaccuracy in any representation or warranty of interclick contained in the Merger Agreement or a breach of any covenant of interclick contained in the Merger Agreement and as a result, a condition to the Offer is not, or is not reasonably likely to be, satisfied, (ii) Yahoo! has delivered to interclick written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of being cured or at least 20 calendar days have elapsed since the delivery of such written notice to interclick and such inaccuracy or breach has not been cured; or

•	if there has been a Company Material Adverse Effect;

•	by interclick at any time prior to the acceptance for payment of Shares (referred to herein as “interclick termination rights”):

•

if interclick’s board of directors determines to enter into a definitive written Alternative Acquisition Agreement with respect to a Superior Proposal, but only if (i) interclick has complied in all respects with the no solicitation and change in recommendation provisions of the Merger Agreement with respect to the Superior Proposal (and any Competing Proposal that was a precursor thereto) and (ii) simultaneously with the termination of the Merger Agreement, interclick enters into a definitive agreement with respect to the Superior Proposal and pays the applicable Breakup Fee (as described below) to Yahoo!; or

•

if (i) there is a breach of or inaccuracy in any representation or warranty of Yahoo! or Purchaser contained in the Merger Agreement or breach of any covenant of Yahoo! or Purchaser contained in the Merger Agreement that has had or is reasonably likely to have a Parent Material Adverse Effect, (ii) interclick has delivered to Yahoo! written notice of such inaccuracy or breach and (iii) either such inaccuracy or breach is not capable of being cured or at least 20 calendar days have elapsed since the delivery of such written notice to Yahoo! and such uncured inaccuracy or breach has not been cured;

•	if Purchaser fails to accept for payment and pay for Shares validly tendered and not withdrawn in the Offer and at such time all of the conditions and requirements of the Offer are satisfied; or

•	if Yahoo! or Purchaser fails to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer as provided in the Merger Agreement, within 14 business days of the date of the execution of the Merger Agreement, provided, however, that the right to terminate the Merger Agreement pursuant to this bullet point will not be available if interclick’s failure to fulfill any obligation pursuant to the Merger Agreement has been a principal cause of, or resulted in, the failure of Yahoo! or Purchaser to so commence the Offer.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and, subject to certain exceptions described below and in the Merger Agreement, there will be no liability or obligation on the part of Yahoo!, Purchaser or interclick or their respective subsidiaries, officers or directors. No party is relieved of any liability or damages for a willful and material breach of the Merger Agreement.

interclick has agreed to pay Yahoo! a breakup fee of $9.0 million in cash (the “Breakup Fee”), if Yahoo! terminates the Merger Agreement pursuant to any Yahoo! termination right set forth in the first five bullet points under the definition of “Yahoo! termination rights” above or interclick terminates the Merger Agreement pursuant to the first bullet point under the definition of “interclick termination rights” above.

interclick is also required to pay the Breakup Fee if:

•

Yahoo! or interclick terminates the Merger Agreement pursuant to the mutual termination right set forth in the first bullet point under the definition of “mutual termination rights” (but only in the case of the failure of the Minimum Condition or the conditions set forth in the sixth, seventh or ninth bullet points under Section 14 — “Conditions of the Offer”); or

•	Yahoo! terminates the Merger Agreement pursuant to any Yahoo! termination right set forth in the sixth bullet point under the definition of “Yahoo! termination rights” above;

and, in each case, prior to the termination of the Merger Agreement, a Competing Proposal has been made or otherwise communicated to interclick or interclick’s board of directors and within 12 months after the termination of the Merger Agreement:

•

a definitive agreement providing for a transaction that constitutes a Competing Proposal is entered into, as a result of which any third party will acquire 50% or more of the voting power or interclick or 50% of the consolidated assets, revenues or net income of interclick;

•	a person purchases 50% or more of interclick’s and its subsidiaries’ consolidated assets or 50% or more of the voting power of interclick; or

•	any tender, exchange or other offer or arrangement for interclick voting securities is publicly announced.

If Yahoo! terminates the Merger Agreement pursuant to the first five bullet points under the “Yahoo! termination rights” above or interclick terminates the Merger Agreement pursuant to the first bullet point under the “interclick termination rights” above, then interclick will pay the Breakup Fee to Yahoo! immediately prior to such termination, in the case of a termination by interclick, or within two business days thereafter, in the case of a termination by Yahoo!, by wire transfer of immediately available funds to an account designated in writing by Yahoo!. If Yahoo! or interclick terminates the Merger Agreement pursuant to the mutual termination right set forth in the first bullet point under the definition of “mutual termination rights” or Yahoo! terminates the Merger Agreement pursuant to any Yahoo! termination right set forth in the sixth bullet point under the definition of “Yahoo! termination rights” above, interclick will pay the Breakup Fee no later than two business days of the occurrence of the relevant definitive agreement, purchase or tender, exchange or other offer. interclick is not obligated to pay the Breakup Fee on more than one occasion. If interclick fails to pay the applicable Breakup Fee when due, interclick is required to pay Yahoo! and Purchaser their reasonable costs and expenses (including attorney’s fees) in connection with the collection under and enforcement of this provision.

Subject to certain exceptions, Yahoo!’s right to receive payment of the Breakup Free from interclick will be the sole and exclusive remedy of Yahoo! and Purchaser against interclick, interclick subsidiaries and interclick representatives for the loss suffered as a result of the failure of the Offer and the Merger to be consummated and upon payment of such amount, none of interclick, any of the interclick subsidiaries or any of the interclick representatives will have further liability or obligation relating to or arising out of the Merger Agreement or the transactions contemplated thereby.

Yahoo!, interclick and Purchaser acknowledged that the terms described in this subsection “Effects of Termination” are an integral part of the transactions contemplated by the Merger Agreement.

Fees and Expenses. Except as otherwise explicitly provided for in the Merger Agreement, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Specific Performance. Yahoo!, Purchaser and interclick agreed that if any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine. The parties accordingly agreed that each party will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement exclusively in the Chancery Court of the State of Delaware and any state appellate court there from within the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any such injunction will be in addition to any other remedy to which any party is entitled, at law or in equity. In connection with any action for specific performance, each party irrevocably has waived any requirement for the securing or posting of any bond in connection with the remedies referred to in this paragraph.

Support Agreements

In connection with the Merger Agreement, Michael Brauser, Barry Honig, Michael Katz, Frank Cotroneo, Brett Cravatt, David Hills, Michael Mathews, William Wise, Roger Clark, Andrew Katz, Keith Kaplan, David Myers and Jason Lynn (all of the directors and executive officers of interclick), have each entered into Support Agreements with Yahoo! and Purchaser. As of November 11, 2011, an aggregate of 4,766,675 Shares (representing approximately 18.9% of the Shares outstanding) are subject to the Support Agreements, consisting of 1,455,510 Shares (representing approximately 5.8% of the Shares outstanding), 821,290 Restricted Shares (representing approximately 3.3% of the Shares outstanding) and 2,489,875 Shares underlying stock options (representing approximately 9.9% of the Shares outstanding).

The following summary of certain provisions of the Support Agreements is qualified in its entirety by reference to the form of Support Agreements, which is incorporated herein by reference and a copy of which is filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as an exhibit. Stockholders and other interested parties should read the form of Support Agreements for a more complete description of the provisions summarized below.

Each Supporting Stockholder has agreed, among other things, to tender all Shares beneficially owned by such Supporting Stockholder as of the date of the Support Agreement (excluding Restricted Shares or unvested or unexercised options to acquire Shares) and any Shares issued to or otherwise acquired or owned by such Supporting Stockholder thereafter (the “Subject Shares”) in the Offer, free and clear of any liens or encumbrances (other than certain permitted liens), as promptly as practicable following the commencement of the Offer and in any event no later than 10 business days prior to the initial Expiration Date. Each of the Supporting Stockholders has also agreed not to withdraw its Shares once tendered from the Offer at any time unless the Support Agreement is terminated in accordance with its terms, including if the Merger Agreement is terminated. If the Merger is completed, each of the Supporting Stockholders has agreed not to exercise any appraisal rights under Delaware law.

Each Supporting Stockholder also has agreed that, until the termination of the respective Support Agreement, at every meeting of interclick’s stockholders called and at any adjournment or postponement thereof, such Supporting Stockholder will, or will cause the holder of record on any applicable record date to, vote such Supporting Stockholder’s Subject Shares (to the extent that any of the Shares are not purchased in the Offer):

•

in favor of adoption of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement and in favor of approval of any proposal to adjourn or postpone the meeting to a later date, if there are not sufficient votes for the adoption of the Merger Agreement or approval of such other transaction on the date on which such meeting is held;

•

against any action or agreement that would in any material respect impede, interfere with or prevent the Offer or the Merger, including any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend or liquidation involving interclick and any person (other than Yahoo!, Purchaser or their respective affiliates);

•	against any Competing Proposal or any action in furtherance of any Competing Proposal; and/or

•	in favor of any other matter necessary for consummation of the transactions contemplated by the Merger Agreement, which is considered at any such meeting.

Each of the Supporting Stockholders irrevocably granted to and appointed, Yahoo! and any designee thereof, as such Supporting Stockholder’s proxy and attorney-in-fact, for and in the name, place and stead of the Supporting Stockholder, to (i) attend any meeting of the stockholders of interclick on behalf of the Supporting Stockholder with respect to the matters set forth in the preceding paragraph, (ii) include any Subject Shares in any computation for purposes of establishing a quorum at such meeting and (iii) vote all of its Subject Shares entitled to vote at such meeting, or grant or withhold a consent or approval in respect of such Subject Shares, or issue instructions to the record holder of such Subject Shares to do any of the foregoing, in connection with any meeting of the stockholders of interclick or any action by written consent in lieu of a meeting of the stockholders of interclick with respect to the matters set forth in the preceding paragraph.

Until the termination of the respective Support Agreement, each of the Supporting Stockholders has agreed not to, directly or indirectly:

•	create or permit to exist any encumbrance, other than permitted encumbrances, on any Supporting Stockholder’s Subject Shares;

•

transfer, sell, assign, gift, hedge, pledge, otherwise dispose of, or enter into any derivative agreement, with respect to (collectively, “Transfer”) any or all of the Supporting Stockholder’s equity interests in interclick or any right or interest therein (or consent to any of the foregoing);

•	enter into any contract with respect to the Transfer of Subject Shares or any interest therein;

•	grant or permit the grant of any proxy, power-of-attorney or other authorization or consent in or with respect to such Supporting Stockholder’s Subject Shares;

•

deposit or permit the deposit of any of such Supporting Stockholder’s equity interests in interclick into a voting trust or enter into a voting agreement or arrangement with respect to any of such Supporting Stockholder’s equity interests in interclick; or

•

take or permit any other action that would reasonably be expected to in any way restrict, limit or interfere with the performance of such Supporting Stockholder’s obligations pursuant to the Support Agreement or the transactions contemplated thereby or otherwise make any representation or warranty of the Supporting Stockholder contained in the Support Agreement untrue or incorrect.

Each of the Supporting Stockholders has signed a Support Agreement solely in such Supporting Stockholder’s capacity as a stockholder of interclick and not in such Supporting Stockholder’s capacity as a director, officer or employee of interclick or any of its subsidiaries.

Each Support Agreement will terminate automatically, without any notice or other action by any person, upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date of any modification, waiver or amendment to the Merger Agreement or the terms of the Offer in a manner that reduces the amount of consideration payable to each Supporting Stockholder in connection therewith and (iv) the mutual written consent of the parties thereto.

Compensation Arrangements with interclick Executive Officers or Other Employees

Yahoo! has extended employment offer letters to each of Michael Katz, Andrew Katz, Jason Lynn and David Myers. In connection with the employment offer letters, each of Andrew Katz, Jason Lynn and David Myers entered into an Acknowledgment and Waiver Agreement with interclick waiving certain rights to severance and accelerated vesting. The following summary of certain provisions of the employment offer letters is qualified in its entirety by reference to the employment offer letters, which are incorporated herein by reference and copies of which are filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as exhibits. Stockholders and other interested parties should read the employment offer letters for a more complete description of the provisions summarized below.

Michael Katz’s employment offer letter provides that he will serve as Vice President II, Sales of Yahoo! contingent upon and effective after completion of the Merger. Michael Katz’s offer letter provides him with the materially the same base salary and annual target incentive opportunity (under Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. In addition, pursuant to his offer letter, Michael Katz will be entitled to severance benefits upon a termination of employment without “cause” or for “good reason” (each as defined in the offer letter). Such employment offer letter will replace Michael Katz’s existing employment agreement with interclick. Pursuant to an Acknowledgment and Waiver Agreement between Michael Katz and interclick, Michael Katz has waived severance and accelerated vesting rights.

Andrew Katz’s employment offer letter provides that he will serve as Vice President I, Engineering of Yahoo! contingent upon and effective after completion of the Merger. Andrew Katz’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon to his continued employment with Yahoo! for a twelve-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace Andrew Katz’s existing employment agreement with interclick. Pursuant to an Acknowledgment and Waiver Agreement between Andrew Katz and interclick, Andrew Katz will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such agreement) by Yahoo!.

Jason Lynn’s employment offer letter provides that he will serve as Vice President I, Product Management of Yahoo! contingent upon and effective after completion of the Merger. Jason Lynn’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon his continued employment with Yahoo! for a twelve-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace Jason Lynn’s existing employment agreement with interclick. Pursuant to an Acknowledgment and Waiver Agreement between Jason Lynn and interclick, Jason Lynn will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such agreement) by Yahoo!.

David Myers’s employment offer letter provides that he will serve as Vice President I, Business Operations of Yahoo! contingent upon and effective after completion of the Merger. David Myers’s offer letter provides him with materially the same base salary and annual target incentive opportunity (pursuant to Yahoo!’s management incentive plan) as in effect prior to the Merger, a sign-on bonus contingent upon his continued employment with Yahoo! for a twelve-month period and standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. Such employment offer letter will replace David Myers’s existing employment agreement with interclick. Pursuant to an Acknowledgment and Waiver Agreement between David Myers and interclick, David Myers will also be entitled to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” (as defined in such agreement) by Yahoo!.

Yahoo! has also extended employment offer letters to each of Michael Marvul, Andrew Greenberg, Jake Dell’Aquila and Joseph Blodgett. These offer letters are contingent upon and effective after completion of the Merger and provide materially the same base salary and annual target incentive opportunity (under Yahoo!’s applicable incentive plan(s)) as in effect prior to the Merger along with standard Yahoo! employee benefits, including health insurance, paid time off and retirement benefits. The aggregate annual base salary and annual target incentive opportunities pursuant to the employment offer letters is approximately $1.4 million.

Keith Kaplan is expected to become an employee of Yahoo! following the Merger and Yahoo! is expected to assume the employment agreement effective as of October 24, 2011 between interclick and Keith Kaplan. Under that employment agreement, Keith Kaplan is entitled to receive immediate vesting acceleration of 25% of his outstanding Restricted Shares and a $650,000 lump sum cash bonus upon completion of the Merger. Keith Kaplan will also be entitled to receive a cash lump sum amount equal to 12 months’ of his base salary and to accelerated vesting of any equity awards assumed by Yahoo! in the Merger upon a termination of employment without “cause” or for “good reason” (each as defined in the employment agreement).

The foregoing summary of certain provisions of the Acknowledgment and Waiver Agreements dated as of October 31, 2011 between interclick and each of Andrew Katz, Jason Lynn, David Myers and Michael Katz and of the employment agreement effective as of October 24, 2011 between interclick and Keith Kaplan is qualified in its entirety by reference to the relevant agreements. Copies of all agreements referenced in this paragraph are included as exhibits to interclick’s Solicitation/Recommendation Statement on Schedule 14D-9, filed in connection with the Offer and that is being mailed to the interclick stockholders.

Yahoo! expects to offer new employment arrangements to certain other executive officers or employees of interclick. These employment arrangements are subject to negotiation, have not been specifically discussed by Yahoo! with these other executive officers or employees and are expected to provide for compensation materially consistent with the existing arrangements. There can be no assurances that any parties will reach agreement on the terms of such employment arrangements. In addition, in accordance with the Merger Agreement, interclick has agreed to grant restricted stock units valued, in the aggregate, at up to $4 million based upon the Offer Price, on terms and conditions acceptable to Yahoo!, allocated among such interclick employees (none of whom are officers), in such allocations as agreed to between interclick and Yahoo!, such grants to be effective as of immediately prior to the effective time of the Merger.

Non-Competition Agreements

In connection with the Merger Agreement, Michael Katz, Andrew Katz, Jason Lynn, David Myers, Michael Marvul, Andrew Greenberg, Jake Dell’Aquila, Joseph Blodgett and Keith Kaplan, each of which is referred to as a “Non-Competing Person,” entered into non-competition agreements with Yahoo!, dated as of October 31, 2011, which are collectively referred to herein as the “Non-Competition Agreements.” The Non-Competition Agreements are contingent upon and effective after completion of the Merger.

The following summary of certain provisions of the Non-Competition Agreements is qualified in its entirety by reference to the form of Non-Competition Agreements, which is incorporated herein by reference and a copy of which is filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as an exhibit. Stockholders and other interested parties should read the form of Non-Competition Agreements for a more complete description of the provisions summarized below.

Pursuant to the Non-Competition Agreements and in consideration of Yahoo!’s agreement to enter into the Merger Agreement with interclick, the Non-Competing Persons will not, in each case, directly or indirectly, for the four year period following the effective time of the Merger (or, with respect to Michael Katz only, eighteen months following a termination of employment without “cause” (as defined in the Non-Compete Agreement with Michael Katz), if earlier than the fourth anniversary of the effective time of the Merger), (i) engage or otherwise participate in the business of developing, marketing, providing and supporting any software, products, services or technologies that involve or relate to enabling marketers and publishers to implement, manage and optimize online advertising across multiple channels including display, video, mobile and search (the “Restricted Business”) or (ii) have any ownership interest or other profit participation interest in, enter the employ of, render any services to, enter into a joint venture with, participate in the management, financing, operation or control of, or otherwise engage or participate in, or be connected as an owner, partner, officer, principal, creditor, salesman, guarantor, advisor, licensor of technology, member of the board of directors of, or consultant to any entity or business, division, group, or other subset of any business, engaged (or to Individual’s knowledge, planning to engage) in the Restricted Business. During the term of each Non-Competing Person’s employment with Yahoo! and for eighteen months following the date on which employment of such Non-Competing Person’s terminates, such Non-Competing Person will not (i) solicit any existing customer, vendor, supplier, licensor, lessor, joint venturer, associate, consultant, agent or partner of Yahoo!, including but not limited to any existing customer of interclick, for the purpose of influencing such person to cease doing business in whole or in part with Yahoo! or (ii) interfere with, disrupt, or attempt to disrupt the business relationships (contractual or otherwise) existing (at the time of the execution of the respective Non-Competition Agreement or at any time in the future) between Yahoo! and its affiliates with any third party (including, without limitation, Yahoo!’s vendors, suppliers, licensors, lessors, joint ventures, associates, consultants, agents and partners). Additionally, for the term of the employment of each Non-Competing Person and for eighteen months following the date on which such Non-Competing Person’s employment with Yahoo! terminates, each Non-Competing Person will not, without the prior express written consent of Yahoo!, directly or indirectly, (i) solicit, request or otherwise attempt to induce any person who is at the time, or was within the previous six month period an employee or a consultant of Yahoo! to leave the employ of or terminate such person’s relationship with Yahoo! or (ii) interfere with the relationship between Yahoo! and any such person.

Mutual Nondisclosure Agreement

In connection with Yahoo!’s evaluation of the potential business combination that resulted in the Offer, Yahoo! and interclick entered into a mutual nondisclosure agreement on July 2, 2011 (the “Mutual Nondisclosure Agreement”).

The following summary of certain provisions of the Mutual Nondisclosure Agreement is qualified in its entirety by reference to the Mutual Nondisclosure Agreement itself, which is incorporated herein by reference and a copy of which is filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as an exhibit. Stockholders and other interested parties should read the Mutual Nondisclosure Agreement for a more complete description of the provisions summarized below.

Pursuant to the Mutual Nondisclosure Agreement, subject to certain customary exceptions, Yahoo! and interclick agreed to keep confidential all non-public information furnished to each other or their respective representatives and all analyses or documents prepared by Yahoo! or its representatives or interclick and its representatives, as applicable, based upon such non-public information until the earlier of (i) the execution of a definitive agreement and (ii) one year from the date of the Mutual Disclosure Agreement. Pursuant to Section 5.3(b) of the Merger Agreement, Yahoo! and interclick agreed to extend such obligation until the earlier of (i) the effective time of the Merger and (ii) one year from the date of the Merger Agreement. Yahoo! and interclick also agreed that the non-public information furnished to each other would be used solely for the purpose of evaluating the potential strategic transaction that resulted in the Offer. If requested by either party, the other party and its representatives are required to return or destroy the written non-public information furnished to it pursuant to the Mutual Nondisclosure Agreement and to destroy any analyses or documents prepared by the other party or its representatives based upon such non-public information.

Exclusivity Agreement

In connection with Yahoo!’s evaluation of the potential strategic transaction that resulted in the Offer, Yahoo! and interclick also entered into a letter agreement on October 3, 2011 (the “Exclusivity Agreement”), as amended on October 23, 2011, October 27, 2011 and October 30, 2011.

The following summary of certain provisions of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement itself and the amendments thereto, which are incorporated herein by reference and copies of which are filed with the Schedule TO filed with the SEC, of which this Offer to Purchase forms a part, as exhibits. Stockholders and other interested parties should read the Exclusivity Agreement and the amendments thereto for a more complete description of the provisions summarized below.

Pursuant to the Exclusivity Agreement, in recognition of the time and effort that Yahoo! and interclick may expend and the expenses that Yahoo! and interclick may incur in pursuing negotiations and, in the case of Yahoo!, in investigating interclick’s business, interclick agreed to, for a period beginning as of the execution of the Exclusivity Agreement and ending on 11:59 p.m. Pacific Standard Time on October 23, 2011, (i) discontinue any ongoing discussions or negotiations (other than any ongoing discussions with Yahoo!) relating to a possible acquisition transaction, (ii) not solicit or knowingly encourage the submission of any inquiry, proposal or offer from any person or entity (other than Yahoo!) relating to a possible acquisition transaction, (iii) not participate in any discussions or negotiations or enter into any agreement with, or provide any non public information to, any person or entity (other than Yahoo!) relating to or in connection with a possible acquisition transaction or (iv) accept any proposal or offer from any person or entity (other than Yahoo!) relating to a possible acquisition transaction. On October 23, 2011, Yahoo! and interclick amended the Exclusivity Agreement to extend the exclusivity period until 11:59 p.m. Pacific Standard Time on October 27, 2011. On October 27, 2011, Yahoo! and interclick amended the Exclusivity Agreement to extend the exclusivity period until 11:59 p.m. Pacific Standard Time on October 30, 2011. On October 30, 2011, Yahoo! and interclick amended the Exclusivity Agreement to extend the exclusivity period until 9:30 a.m. Eastern Standard Time on November 1, 2011.

14.	Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to Purchaser’s rights to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition is not satisfied at the Expiration Date;

•

each outstanding interclick warrant to purchase Shares has not been amended such that the terms of such security provide for the automatic exercise of the applicable warrant immediately prior to the effective time of the Merger;

•

the expiration or early termination of any applicable waiting period or receipt of required clearance, consent, authorization or approval pursuant to the HSR Act has not been obtained, or any waiting period (or extension thereof) or mandated filing has not lapsed or been made at or prior to the Expiration Date;

•

there is instituted or pending any suit, action or proceeding by any governmental entity of competent jurisdiction against Yahoo!, Purchaser, interclick or any of interclick’s subsidiaries which remains pending and the outcome of which would reasonably be expected to, directly or indirectly, (i) make illegal, restrain, prohibit or delay the making or consummation of the Offer, (ii) make illegal, restrain or prohibit the ownership or operation by Yahoo!, interclick or any of their respective subsidiaries, of all or any portion of the assets or businesses of Yahoo!, interclick or any of their respective subsidiaries as a result of or in connection with the Offer or the Merger or compel Yahoo! or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Yahoo!, interclick or any of their respective subsidiaries or impose any limitations on the ability of Yahoo!, interclick or any of their respective subsidiaries to conduct its business or own such assets or (iii) make illegal, restrain, prohibit or impose any limitations on the ability of Yahoo! or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, or otherwise in the Merger, including the right to vote any Shares acquired or owned by Purchaser, Purchaser or their respective Subsidiaries on all matters properly presented to the stockholders of interclick;

•

there is any law or order enacted, entered, enforced, promulgated or which is deemed applicable pursuant to an authoritative interpretation by a government entity with respect to the Offer or the Merger, or any other action will be taken by any governmental entity, other than the application to the Offer or the Merger of any applicable waiting period under HSR Act, that (i) makes illegal, restrains, prohibits or delays the making or consummation of the Offer or the Merger, (ii) makes illegal, restrains or prohibits the ownership or operation by Yahoo!, interclick or any of their respective subsidiaries, of all or any portion of the assets or businesses of Yahoo!, interclick or any of their respective subsidiaries as a result of or in connection with the Offer or the Merger or compels Yahoo! or any of its subsidiaries to dispose of or hold separately all or any portion of the business or assets of Yahoo!, interclick or any of their respective subsidiaries or imposes any limitations on the ability of Yahoo!, interclick or any of their respective subsidiaries to conduct its business or own such assets or (iii) makes illegal, restrains, prohibits or imposes any limitations on the ability of Yahoo! or Purchaser effectively to acquire, hold or exercise full rights of ownership of the Shares to be purchased pursuant to the Offer or otherwise in the Merger, including the right to vote any Shares acquired or owned by Purchaser, Purchaser or their respective Subsidiaries on all matters properly presented to the stockholders of interclick;

•

(i) any of the representations and warranties of interclick contained in Section 3.2 (relating to its capitalization), Section 3.3 (relating to authorization, validity and corporate action regarding the Merger Agreement), Section 3.7 (relating to SEC filings and financial statements) or Section 3.27 (relating to brokers) in the Merger Agreement is not true and correct in all material respects, as of the date of the Merger Agreement and as of the Expiration Date, with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time, which need only be true and correct in all material respects as of such specific date or time or (ii) any other representation or warranty of interclick contained in the Merger Agreement (without giving effect to any references to any Company Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) is not true and correct in any respect as of the date of the Merger Agreement or as of the Expiration Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date and time), except as has not had and would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Company Material Adverse Effect, provided, however, if either the number of Shares set forth in clause (i) of the first sentence of Section 3.2(a) (relating to capitalization) in the Merger Agreement or the numbers of Shares subject to outstanding equity interests of interclick set forth in the first sentence of Section 3.2(b) (relating to capitalization) in the Merger Agreement, in each case as of October 31, 2011, deviates, individually or in the aggregate, by an amount that exceeds one-half of one percent of the fully diluted capitalization of interclick, such representations and warranties in Section 3.2 of the Merger Agreement will be deemed to fail to be true and correct in all material respects;

•

interclick shall have breached or failed, in any material respect, to perform or to comply with any material agreement or covenant to be performed or complied with by it pursuant to the Merger Agreement and such breach or failure shall not have been cured prior to the Expiration Date;

•	there shall have occurred a Company Material Adverse Effect;

•

Purchaser shall have failed to receive a certificate of interclick, executed by interclick’s Chief Executive Officer and Chief Financial Officer, dated as of the Expiration Date, to the effect that the conditions set forth in the preceding three bullet points have not occurred; or

•	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Yahoo! and Purchaser, may be asserted by Yahoo! or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by Yahoo! or Purchaser in whole or in part at any time and from time to time prior to the Expiration Date and in their sole discretion, in each case subject to the provisions of the Merger Agreement. Any reference in the Offer to Purchase to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions will be in addition to, and not a limitation of, the rights of Yahoo! and Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Yahoo! or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Date.

15.	Certain Legal Matters; Regulatory Approvals

Except as described in this Section 15 — “Certain Legal Matters; Regulatory Approvals,” based on information provided by interclick, none of interclick, Purchaser or Yahoo! is aware of any license or regulatory permit that appears to be material to the business of interclick that might be adversely affected by Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser in the Offer. Should any such approval or other action be required, Yahoo! and Purchaser presently intend to seek such approval or other action, except as described below under “Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to interclick’s business or that certain parts of interclick’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14 — “Conditions of the Offer.”

Business Combination Statutes. interclick is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon “business combinations” involving interclick. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66  2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Section 203 of the DGCL in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by Section 203 of the DGCL is not effective until 12 months after the adoption of such amendment and does not apply to any “business combination” between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither interclick’s certificate of incorporation nor bylaws exclude interclick from the coverage of Section 203 of the DGCL. Upon consummation of the Offer, Yahoo! and Purchaser collectively will be deemed to be an “interested stockholder” for purposes of Section 203 of the DGCL. Which would prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, interclick’s board of directors approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, Yahoo! and Purchaser do not believe that Section 203 of the DGCL, or any similar “business combination” laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states (including Delaware, where interclick is incorporated) have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states. In 1982, the Supreme Court of the U.S., in Edgar v. MITE Corp., invalidated on constitutional grounds the Illinois Business Takeover Statute that, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquirer from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated and has a substantial number of stockholders in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a Federal District Court in Oklahoma ruled that the Oklahoma statutes were unconstitutional insofar as they apply to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a Federal District Court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the U.S. Court of Appeals for the Sixth Circuit.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than Section 203 of the DGCL. Yahoo! and Purchaser reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger and nothing in this Offer to Purchase nor any action that Yahoo! and Purchaser take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or “business combination” statutes applies to the Offer or the Merger and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities and if such a governmental authority sought or obtained an injunction seeking to prevent Purchaser’s purchase of Shares in the Offer, Purchaser might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, Purchaser may not be obligated to accept for payment, or pay for, any Shares tendered.

Regulatory Approvals

Yahoo! and Purchaser have reviewed applicable antitrust or competition laws relevant to the Offer and the Merger, including such laws in the U.S. Although there can be no assurance that the Offer will not be challenged by a private party or governmental entity, based on a review of interclick’s business, Yahoo! and Purchaser believe that the Offer and the Merger can be completed in compliance with all antitrust or competition laws.

Pursuant to the HSR Act and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Pursuant to the HSR Act, the purchase of Shares in the Offer and the Merger may not be completed until the expiration of a 15-calendar day waiting period which begins when Yahoo! files a Premerger Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the 15-calendar day waiting period expires on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 p.m., New York City time, on the following business day. interclick must file a Premerger Notification and Report Form within ten calendar days after Yahoo! files its Premerger Notification and Report Form. Yahoo! and interclick filed a Premerger Notification and Report Form pursuant to the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on November 9, 2011 and the required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on or about November 25, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Yahoo! receives a request for additional information or documentary material prior to that time. If within the 15-calendar day waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Yahoo!, the waiting period with respect to the Offer and the Merger would be extended for an additional period of ten calendar days following the date of Yahoo!’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue.

In order to enable the parties to consummate the transactions completed by the Merger Agreement, Purchaser, Yahoo! and interclick have agreed to (i) on or before the date of the commencement of the Offer, make an appropriate filing of a Premerger Notification and Report Form pursuant to the HSR Act (including seeking early termination of the waiting period pursuant to the HSR Act) with respect to the transactions contemplated by the Merger Agreement, (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the FTC or the DOJ and (iii) use their commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with the provisions of the Merger Agreement to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, pursuant to the HSR Act as soon as practicable.

16.	Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

We have retained Computershare as the Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services. We have also agreed to reimburse the Depositary for certain reasonable out of pocket expenses and to indemnify the Depositary against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We have retained Georgeson, Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services. We have also agreed to reimburse the Information Agent for certain reasonable out of pocket expenses and to indemnify the Information Agent against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17.	Legal Proceedings

On November 8, 2011, a putative class action lawsuit captioned Elghanian v. interclick, inc., et al. Index No. 653101/2011 was filed in the Supreme Court of the State of New York, County of New York, (the “Elghanian Action”). The Elghanian Action names as defendants the members the board of directors of interclick, as well as interclick. The Elghanian Action alleges that the interclick board of directors breached its fiduciary duties to interclick’s stockholders in connection with the Offer and the Merger, that the Offer and the Merger involve an unfair price and an inadequate sales process, that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Offer and the Merger and that defendant members of the board of directors of interclick agreed to the transactions to benefit themselves personally. The Elghanian Action seeks injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. A copy of the complaint in the Elghanian Action is attached hereto as an exhibit and is hereby incorporated herein by reference. The foregoing description of the Elghanian Action is qualified in its entirety by reference to the copy of the Elghanian Action attached hereto as an exhibit.

On November 11, 2011, putative class action lawsuits captioned Lieberman v. interclick, inc., et al., Index No. 7039/2011 (the “Lieberman Action”) and Whaley v. Brauser, et al., Index No. 7038/2011 (the “Whaley Action”) were filed in the Delaware Court of Chancery. The Lieberman and Whaley Actions name as defendants the members the board of directors of interclick, as well as interclick and Yahoo!; the Lieberman Action also names Purchaser as a defendant. The Lieberman and Whaley Actions allege that the interclick board of directors breached its fiduciary duties to interclick’s stockholders in connection with the Offer and the Merger, that the Offer and the Merger involve an unfair price and an inadequate sales process, and that defendant members the board of directors of interclick agreed to the transactions to benefit themselves personally. The Lieberman Action alleges that certain provisions of the Merger Agreement dissuade competing offers for interclick and coerce interclick’s stockholders to support the Offer and the Merger. The Whaley Action alleges that the board of directors of interclick has failed to disclose all information necessary for interclick stockholders to make a decision with respect to the Offer and the Merger. The Lieberman Action alleges that Yahoo! and Purchaser aided and abetted those breaches of fiduciary duty; the Whaley Action alleges that Yahoo! and interclick aided and abetted those breaches of fiduciary duty. The Lieberman and Whaley Actions seek injunctive relief, including to enjoin the Offer and the Merger, and an award of attorneys’ and other fees and costs, in addition to other relief. Copies of the complaints in the Lieberman Action and Whaley Action are attached hereto as exhibits and are hereby incorporated herein by reference. The foregoing description of the Lieberman Action and Whaley Action is qualified in its entirety by reference to the copies of the Lieberman Action and Whaley Action attached hereto as exhibits.

18.	Miscellaneous

We are making the Offer to all holders of Shares other than interclick. Yahoo! and Purchaser are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on Purchaser’s behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed a Tender Offer Statement on Schedule TO with the SEC pursuant to Rule 14d-3 under the Exchange Act and may file amendments thereto. In addition, interclick has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8 — “Certain Information Concerning interclick” and Section 9 — “Certain Information Concerning Yahoo! and Purchaser.”

Yahoo! Inc.

November 15, 2011

SCHEDULE I

INFORMATION RELATING TO YAHOO! AND PURCHASER

1.	Yahoo!

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Yahoo! are set forth below. The business address of each such director and executive officer is 701 First Avenue, Sunnyvale, CA 94089 and the telephone number is (408) 349-3300. All directors and executive officers listed below are citizens of the U.S.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Roy J. Bostock	Chairman of the board of Yahoo! since January 2008 and a member of the board of Yahoo! since May 2003. Mr. Bostock has served as Vice Chairman of the board of Delta Air Lines, Inc. since October 2008 and as a principal of Sealedge Investments, LLC, since 2002. Mr. Bostock serves as Chairman Emeritus of The Partnership at Drugfree.org (formerly The Partnership for a Drug-Free America), and served as Chairman of the board from December 2002 until February 2010. Mr. Bostock joined the board of Northwest Airlines Corporation, the parent of Northwest Airlines, Inc., in April 2005 and served as the Chairman of the board from May 2007 until its merger with Delta Air Lines, Inc. in October 2008. Previously, Mr. Bostock served as the Chairman of the board and Chief Executive Officer of D’Arcy Masius Benton & Bowles, Inc. and its successor company, The MacManus Group, Inc. Mr. Bostock also currently serves as a director of Morgan Stanley.

Michael J. Callahan	Executive Vice President, General Counsel and Secretary of Yahoo! since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Yahoo!.

David Filo	Chief Yahoo. Mr. Filo has served as an officer of Yahoo! since March 1995 and co-founded Yahoo! in 1995.

Patti S. Hart	Director of Yahoo! since June 2010. Ms. Hart was appointed President and Chief Executive Officer of International Game Technology in April 2009 and has served on its board since June 2006.

Blake Irving	Executive Vice President and Chief Product Officer of Yahoo! since May 2010. Prior to joining Yahoo!, Mr. Irving served as a member of the faculty at Pepperdine University’s Graziadio School of Business and Management in Malibu, California from 2008 to March 2010. Previously, Mr. Irving worked in various positions at Microsoft Corporation from 1992 to 2007, most recently as corporate vice president of Microsoft’s Windows Live Platform group.

Susan M. James	Director of Yahoo! since January 2010. Previously, Ms. James worked as a consultant from June 2006 to December 2009 at Ernst & Young LLP. Ms. James serves as a director of Applied Materials, Inc. and Coherent, Inc. Ms. James also serves as President and on the board of the Tri-Valley Animal Rescue.

Vyomesh Joshi	Director of Yahoo! since July 2005. Mr. Joshi has served as an officer of Hewlett Packard Company since 2001 and as Executive Vice President of Hewlett Packard Company’s Imaging and Printing Group since 2002.

David W. Kenny	Director of Yahoo! since April 2011. Mr. Kenny has served as Senior Advisor of Akamai Technologies, Inc. since October 2011. Mr. Kenny served as President of Akamai from September 2010 to October 2011 and as a director from July 2007 to October 2011. From June 2008 to June 2010, Mr. Kenny was Managing Partner of VivaKi, which is the media and digital arm of Publicis Groupe S.A. Mr. Kenny served on the Directoire (Management Board) of Publicis Groupe S.A. from January 2008 to June 2010. From August 1997 to May 2008, Mr. Kenny was Chief Executive Officer of Digitas, Inc., a relationship marketing services firm which was acquired by Publicis Groupe S.A. in 2007. Mr. Kenny was a director of Digitas, Inc. from 1997 to 2007 and Chairman and Chief Executive Officer from 1999 to 2007. Mr. Kenny currently serves as a director of Teach For America. Mr. Kenny was a director of The Corporate Executive Board Company from February 1999 to August 2010.

Arthur H. Kern	Director of Yahoo! since January 1996. Mr. Kern also serves as a director of the UCSF Foundation, the Prostate Cancer Foundation and the Tiburon Peninsula Foundation and as a trustee and vice chair of the Environmental Defense Fund. He previously served as a director of Digitas, Inc.

Ross Levinsohn	Executive Vice President, Americas of Yahoo! since November 2010. Previously, Mr. Levinsohn was the co-founder and managing director of Fuse Capital (formerly Velocity Interactive Group) from August 2007 to November 2010 and the President of News Corporation’s Fox Interactive Media from January 2005 to December 2006. Mr. Levinsohn also serves as a director of Freedom Communications.

Timothy R. Morse	Interim Chief Executive Officer and President of Yahoo! since September 2011 and Executive Vice President and Chief Financial Officer of Yahoo! since 2009. Prior to joining Yahoo!, Mr. Morse served as Senior Vice President and Chief Financial Officer of Altera Corporation from January 2007 to June 2009. Prior to 2007, Mr. Morse worked for General Electric.

Brad D. Smith	Director of Yahoo! since June 2010. Mr. Smith has served as President and Chief Executive Officer of Intuit, Inc. and as a director since January 2008. Mr. Smith was Senior Vice President and General Manager of Intuit’s Small Business Division from May 2006 to December 2007 and Senior Vice President and General Manager of Intuit’s QuickBooks from May 2005 to May 2006.

Gary L. Wilson	Director of Yahoo! since November 2001. Mr. Wilson is a private investor and has been General Partner of Manhattan Pacific Partners since May 2009. Mr. Wilson served as Chairman of the board of Northwest Airlines Corporation from April 1997 to May 2007. Mr. Wilson also serves as a director of CB Richard Ellis Group, Inc., a Trustee Emeritus of Duke University, a member of the Board of Overseers of the Keck School of Medicine of the University of Southern California and a director of Millennium Promise.

Jerry Yang	Director of Yahoo! since March 1995 and Chief Yahoo. Currently, Mr. Yang also serves as a director of Cisco Systems, Inc., Yahoo Japan Corporation, Alibaba Group Holding Limited and DotCloud, Inc. Mr. Yang co-founded Yahoo! in 1995.

2.	Purchaser

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address of each such director and executive officer is 701 First Avenue, Sunnyvale, CA 94089 and the telephone number is (408) 349-3300. All directors and executive officers listed below are citizens of the U.S.

Name	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Michael J. Callahan	Director of Purchaser. Vice President and Secretary of Purchaser. Executive Vice President, General Counsel and Secretary of Yahoo! since April 2007. From September 2003 to April 2007, Mr. Callahan served as Senior Vice President, General Counsel and Secretary of Yahoo!.

Andrew Cring	President of Purchaser. Since December 2009, Mr. Cring has been Senior Vice President, Global Financial Planning & Analysis at Parent. Prior to joining Parent, Mr. Cring worked in various positions at General Electric, most recently as Finance Manager at General Electric Sensing and Inspection from January 2005 to November 2009.

Aman Kothari	Director of Purchaser. Treasurer and Chief Financial Officer of Purchaser. Senior Vice President, Global Controller since October 2010 and Chief Accounting Officer of Yahoo! since December 2009. Mr. Kothari also served as Vice President, Global Controller of Yahoo! from October 2009 to October 2010; Vice President, Corporate Controller of Yahoo! from February 2008 to September 2009; and Vice President, Finance of Yahoo! from April 2005 to February 2008.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of interclick or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent. Stockholders also may contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

Georgeson, Inc.

199 Water Street – 26th Floor

New York, New York 10038

Banks and Brokers Call (212) 440-9800

All others call Toll-Free 1.866.391.7007